SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

Non-Consolidated Audit Report and Consolidated Operating Results for the Fiscal year 2006

On March 14, 2007, Kookmin Bank received the audit report for the fiscal year 2006 from its independent auditor, which includes non-consolidated financial statements for the years ended December 31, 2006 and 2005 and the related notes to those statements.

On March 14, 2007, Kookmin Bank disclosed its summary of consolidated operating results prepared in accordance with Korean GAAP for the fiscal year 2006.

Kookmin Bank plans to issue Kookmin Bank and Its Subsidiaries Consolidated Audit Report with full financial statements and the related notes in English as of and for the years ended 2006 and 2005 by no later than the end of March 2007.

Exhibit 99.1_ Non-Consolidated Audit Report for FY 2006

Exhibit 99.2_Consolidated Operating Results for FY 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 14, 2007	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	CFO / Senior EVP
Executive Director

Exhibit 99.1

KOOKMIN BANK

NON-CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 AND INDEPENDENT AUDITORS’ REPORT

Independent Auditors’ Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of Kookmin Bank:

We have audited the accompanying non-consolidated balance sheets of Kookmin Bank (the “Bank”) as of December 31, 2006 and 2005, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the years then ended, all expressed in Korean Won. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2006 and 2005, and the results of its operations, the changes in its retained earnings, and cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Accounting principles and audit standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and audit standards and their application in practice.

March 2, 2007

Notice to Readers

This report is effective as of March 2, 2007, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors’ report.

KOOKMIN BANK

NON-CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2005

	Korean Won
	2006		2005
	(In millions)
ASSETS
Cash and due from banks (Notes 3, 20 and 21)	(Won)	6,568,306	(Won)	5,867,417
Securities (Notes 4, 20 and 21)		29,382,480		30,550,299
Loans (Notes 5, 6, 7, 20 and 21)		149,867,182		135,738,407
Fixed assets (Note 8)		2,509,374		2,436,702
Other assets (Note 9)		6,879,139		5,000,824

	(Won)	195,206,481	(Won)	179,593,649

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Deposits (Notes 10, 20 and 21)	(Won)	130,019,916	(Won)	126,281,232
Borrowings (Notes 11, 20 and 21)		14,060,178		13,737,336
Debentures (Notes 12, 20 and 21)		24,982,506		16,547,987
Other liabilities (Notes 13, 14, 15 and 16)		11,088,924		10,653,494

		180,151,524		167,220,049

SHAREHOLDERS’ EQUITY (Notes 17 and 18):
Common stock		1,681,896		1,681,896
Capital surplus		6,258,297		6,254,786
Retained earnings
(Net income of (Won)2,472,111 million for the year ended December 31, 2006 and (Won)2,252,218 million for the year ended December 31, 2005)		6,215,222		3,929,948
Capital adjustments		899,542		506,970

		15,054,957		12,373,600

	(Won)	195,206,481	(Won)	179,593,649

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean Won
	2006		2005
	(In millions except per share amounts)
OPERATING REVENUE:
Interest income:
Interest on due from banks (Note 21)	(Won)	27,973	(Won)	26,274
Interest on securities (Note 21)		1,350,319		1,127,393
Interest on loans (Note 21)		10,652,569		10,101,036
Other interest income		32,026		28,258

		12,062,887		11,282,961

Commission income		1,341,814		1,177,697

Other operating income:
Gain on disposal of trading securities		53,231		93,736
Gain on valuation of trading securities (Note 4)		6,922		—
Dividends on trading securities		2,858		4,869
Dividends on available-for-sale securities		4,634		3,281
Foreign exchange trading income		245,068		254,101
Fees and commissions from trust accounts (Note 26)		97,141		137,666
Gain on financial derivatives trading		4,419,007		3,652,414
Gain on valuation of financial derivatives (Note 19)		935,487		1,152,891
Gain on valuation of fair value hedged items (Notes 10, 12 and 19)		35,828		56,144
Other operating income		103,727		39,498

		5,903,903		5,394,600

Total operating revenues		19,308,604		17,855,258

OPERATING EXPENSES:
Interest expenses:
Interest on deposits (Note 21)		3,433,480		3,209,746
Interest on borrowings (Note 21)		656,936		384,332
Interest on debentures (Note 21)		1,139,073		1,034,471
Other interest expenses		54,991		35,026

		5,284,480		4,663,575

Commission expenses		464,400		352,546

Other operating expenses:
Loss on disposal of trading securities		48,085		79,525
Loss on valuation of trading securities (Note 4)		—		14,550
Provision for possible loan losses (Note 7)		1,009,498		1,053,088
Provision for acceptances and guarantees losses		8,931		9,008
Foreign exchange trading losses		295,881		237,323
Loss on financial derivatives trading (Note 19)		4,080,808		3,575,745
Loss on valuation of financial derivatives (Note 19)		1,015,821		1,097,056
Loss on valuation of fair value hedged items(Notes 10, 12 and 19)		31,517		1,336
Other operating expenses		785,354		779,922

		7,275,895		6,847,553

General and administrative expenses (Note 22)		3,212,114		2,975,762

Total operating expenses		16,236,889		14,839,436

(Continued)

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean Won
	2006		2005
	(In millions except per share amounts)
OPERATING INCOME	(Won)	3,071,715	(Won)	3,015,822
NON-OPERATING INCOME (Note 23)		689,085		734,695
NON-OPERATING EXPENSES (Note 23)		336,714		522,264

ORDINARY INCOME		3,424,086		3,228,253
EXTRA ORDINARY ITEM		—		—

INCOME BEFORE INCOME TAX		3,424,086		3,228,253
INCOME TAX EXPENSE (Note 24)		951,975		976,035

NET INCOME	(Won)	2,472,111	(Won)	2,252,218

ORDINARY INCOME PER SHARE (In currency units) (Note 25)	(Won)	7,349	(Won)	6,977

NET INCOME PER SHARE (In currency units) (Note 25)	(Won)	7,349	(Won)	6,977

DILUTED ORDINARY INCOME PER SHARE (In currency units) (Note 25)	(Won)	7,349	(Won)	6,973

DILUTED NET INCOME PER SHARE (In currency units) (Note 25)	(Won)	7,349	(Won)	6,973

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean Won
	2006		2005
	(In millions)
RETAINED EARNINGS BEFORE APPROPRIATIONS:
Retained earnings (accumulated deficit) carried forward from prior years	(Won)	59	(Won)	(194,772)
Effect on valuation of securities using the equity method		(1,582)		—
Net income		2,472,111		2,252,218

		2,470,588		2,057,446

APPROPRIATIONS:
Legal reserve (Note 17)		247,300		225,300
Voluntary reserve		994,900		1,646,500
Dividend (Note 17)		1,227,784		184,889
Other reserve		509		698

		2,470,493		2,057,387

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEARS	(Won)	95	(Won)	59

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean Won
	2006		2005
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	2,472,111	(Won)	2,252,218

Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of trading securities		48,085		79,525
Loss on valuation of trading securities		—		14,550
Provision for possible loan losses		1,009,498		1,053,088
Loss on financial derivatives trading		4,080,808		3,575,745
Loss on valuation of financial derivatives		1,015,821		1,097,056
Loss on valuation of fair value hedged items		31,517		1,336
Loss on valuation of securities accounted for using the equity method		2,813		6,466
Provision for severance benefits		165,533		129,897
Depreciation and amortization		324,373		347,121
Loss on disposal of available-for-sale securities		15,283		19,199
Loss on impairment of available-for-sale securities		124,266		98,025
Loss on disposal of tangible assets		2,687		4,197
Loss on sale of loans		17,222		16,396
Gain on disposal of trading securities		(53,231)		(93,736)
Gain on valuation of trading securities		(6,922)		—
Gain on financial derivatives trading		(4,419,007)		(3,652,414)
Gain on valuation of financial derivatives		(935,487)		(1,152,891)
Gain on valuation of fair value hedged items		(35,828)		(56,144)
Gain on valuation of securities accounted for using the equity method		(111,407)		(98,812)
Gain on disposal of available-for-sale securities		(182,325)		(319,534)
Gain on disposal of tangible assets		(10,470)		(11,377)
Gain on sale of loans		(36,311)		(81,743)
Others, net		140,697		414,827

		1,187,615		1,390,777

(Continued)

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean Won
	2006		2005
	(In millions)
Changes in assets and liabilities resulting from operations:
Net decrease in trading securities	(Won)	977,608	(Won)	83,746
Net decrease (increase) in accounts receivable		(1,706,151)		1,886,896
Net increase in accrued income		(168,609)		(27,184)
Net increase in prepaid expenses		(36,596)		(9,726)
Net decrease (increase) in deferred income tax assets		322,584		(23,224)
Net increase (decrease) in accounts payable		1,523,331		(1,888,528)
Net increase (decrease) in accrued expenses		(779,384)		690,859
Net increase (decrease) in advances from customers		(170,191)		169,124
Payment of severance benefits		(16,664)		(62,332)
Increase in severance insurance deposits		(98,450)		(43,204)
Others, net		163,308		174,067

		10,786		950,494

Net cash provided by operating activities		3,670,512		4,593,489

CASH FLOWS FROM INVESTING ACTIVITIES:
Net increase in restricted due from banks		(1,037,901)		(418,580)
Net decrease in available-for-sale securities		1,567,538		1,492,570
Net increase in held-to-maturity securities		(704,763)		(3,939,317)
Net decrease (increase) in securities accounted for using the equity method		(20,613)		11,944
Net increase in loans		(15,364,066)		(1,005,348)
Disposal of fixed assets		23,706		28,641
Purchase of fixed assets		(364,345)		(170,149)
Net increase in other assets		(291,470)		(86,240)

Net cash used in investing activities		(16,191,914)		(4,086,479)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in deposits		3,734,898		(726,037)
Net increase (decrease) in debentures		8,388,146		(5,304,797)
Net increase in borrowings		421,790		4,214,085
Net increase (decrease) in other liabilities		(186,170)		526,640
Others, net		(174,274)		1,088,581

Net cash provided by (used in) financing activities		12,184,390		(201,528)

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS		(337,012)		305,482
CASH AND DUE FROM BANKS, BEGINNING OF YEAR		3,624,831		3,319,349

CASH AND DUE FROM BANKS, END OF YEAR (Note 30)	(Won)	3,287,819	(Won)	3,624,831

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	GENERAL:

Kookmin Bank (the “Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing to the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001 and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on December 31, 2003.

The Bank’s shares have been listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. In addition, the Bank listed its American Depository Shares (“ADS”) on the New York Stock Exchange (“NYSE”) as of November 1, 2001 following the consolidation with H&CB. H&CB listed its ADS on the NYSE as of October 3, 2000 prior to the business combination. As of December 31, 2006, the Bank’s paid-in capital is (Won)1,681,896 million.

The Bank is engaged in the banking, trust, credit card and other relevant businesses according to the provisions of the General Banking Act, Trust Business Act, and Specialized Credit Financial Business Act, respectively. The Bank operates through 1,132 domestic branches and offices (excluding 216 automated teller machine stations) and three overseas branches (excluding two subsidiaries and one office) as of December 31, 2006.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Non-consolidated Financial Statement Presentation

The Bank maintains its official accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles and banking accounting standards generally accepted in the Republic of Korea. Certain accounting principles and banking accounting standards applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles and banking accounting practices in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Bank's financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The significant accounting policies followed by the Bank in preparing the accompanying non-consolidated financial statements are summarized below.

Interest Income Recognition

The Bank applies the accrual basis in recognizing interest income related to deposits, loans and securities, except for non-secured uncollectible receivables. Interest on loans, whose principal or interest is past due at the balance sheet date, is generally not accrued, with the exception of interest on certain loans secured by guarantee of governments or government agencies, or collateralized by bank deposits. When a loan is placed on non-accrual status, previously accrued interest is generally reversed and deducted from current interest income; and future interest income is recognized on the cash basis in accordance with the banking industry accounting standards. As of December 31, 2006 and 2005, the principal amount of loans and securities of which the accrued interest income was not recorded in the accompanying financial statements based on the above criteria amounted to (Won)6,052,684 million and (Won)7,875,123 million, respectively, and the related accrued interest income not recognized amounted to (Won)527,528 million and (Won)462,799 million, respectively.

Classification of Securities

At acquisition, the Bank classifies securities into one of the following categories: trading, available-for-sale, held-to-maturity and securities accounted for using the equity method, depending on marketability, purpose of acquisition and ability to hold. Debt and equity securities that are bought and held for the purpose of selling them in the near term and actively traded are classified as trading securities. Debt securities with fixed and determinable payments and fixed maturity that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Securities that should be accounted for under the equity method are classified as securities accounted for using the equity method. Debt and equity securities not classified as the above are categorized as available-for-sale securities.

If the objective and ability to hold securities of the Bank change, available-for-sale securities can be reclassified to held-to-maturity securities and held-to-maturity securities can be reclassified to available-for-sale securities. Whereas, if the Bank sells held-to-maturity securities or exercises early redemption right of securities to issuer in the current year or the proceeding two years, and if it reclassifies held-to-maturity securities to available-for-sale securities, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities. On the other hand, trading securities cannot be recategorized to available-for-sale securities or held-to-maturity securities and vice versa. Nevertheless, trading securities are reclassified to available-for-sale securities only when the trading securities lose their marketability.

Valuation of Securities

(1)	Valuation of Trading Securities

Trading equity and debt securities are initially recognized at acquisition cost plus incidental expenses determined by the individual moving average method (the specified identification method for debt securities). When the face value of trading debt securities differs from their acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. After initial recognition, if the fair value of trading securities differs from the book value, trading securities are stated at fair value and the resulting valuation gain or loss is included in current operations.

(2)	Valuation of Available-for-sale Securities

Available-for-sale securities are initially recognized at acquisition cost plus incidental expenses, determined by the individual moving average method (the specified identification method for debt securities). The effective interest method is applied to amortize the difference between the face value and the acquisition cost over the remaining term of the debt security. After initial recognition, available-for-sale securities are stated at fair value, with the net unrealized gain or loss presented as gain or loss on valuation of available-for-sale securities in capital adjustments. Accumulated capital adjustments of securities are charged to current operations in a lump sum at the time of disposal or impairment recognition. Non-marketable equity securities are stated at acquisition cost on the financial statements if the fair value of the securities is not reliably determinable.

If the fair value of equity securities (net asset fair value in case of non-marketable equity securities stated at acquisition cost) is below the acquisition cost and the pervasive evidence of impairment exists, the carrying value is adjusted to fair value and the resulting valuation loss is charged to current operations. If the collectible value of debt securities is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations. With respect to impaired securities, any unrealized valuation gain or loss of securities previously included in the capital adjustment account is reversed.

(3)	Valuation of Held-to-maturity Securities

Held-to-maturity securities are stated at acquisition cost plus incidental expenses, determined by the specific identification method. When the face value of held-to-maturity securities differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. If collectible value is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations.

(4)	Valuation of Securities Accounted for using the Equity Method

Equity securities held for investment in companies in which the Bank is able to exercise significant influence over the investees (in accordance with the Banking Act, if the Bank holds more than 15 percent of the total issued shares, the Bank is considered being able to exercise significant influence) are accounted for using the equity method. The Bank’s share in net income or net loss of investees is included in current operations. Changes in the retained earnings of investee are reflected in the retained earnings. Changes in the capital surplus or other capital accounts of investee are reflected as gain or loss on valuation of securities accounted for using the equity method in capital adjustments.

When the book value of equity securities accounted for using the equity method is less than zero due to the cumulative losses of the investees, the Bank discontinues applying the equity method and does not provide for additional losses. If the investee subsequently reports net income, the Bank resumes applying the equity method only after its share of that net income equals the share of net losses not recognized during the period that the equity method was suspended.

In addition, any gain or loss from the disposal of equity securities of certain consolidated subsidiaries is accounted for as capital adjustments resulting from applying the equity method in the balance sheets if the subsidiaries are still consolidated even after the Bank disposes of a portion of equity securities.

(5)	Reversal of Loss on Impairment of Available-for-sale Securities and Held-to-maturity Securities

If the reasons for impairment losses of available-for-sale securities no longer exist, the recovery is recorded in current operations under non-operating income up to amount of the previously recognized impairment loss as reversal of loss on impairment of available-for-sale securities and any excess is included in capital adjustments as gain on valuation of available-for-sale securities. However, if the increases in the fair value of the impaired securities are not regarded as the recovery of the impairment, the increases in the fair value are recorded as gain on valuation of available-for-sale securities in capital adjustments. For non-marketable equity securities, which were impaired based on the net asset fair value, the recovery is recorded up to their acquisition cost.

For held-to-maturity securities, the recovery is recorded in current operations under non-operating income within the amount of amortized cost that would have been recorded according to the original schedule if the impairment losses had not been recognized as reversal of loss on impairment of held-to-maturity securities.

(6)	Reclassification of Securities

When held-to-maturity securities are reclassified to available-for-sale securities, those securities are accounted for at fair value on the reclassification date and the difference between the fair value and book value is reported in capital adjustment as gain or loss on valuation of available-for-sale securities. When available-for-sale securities are reclassified to held-to-maturity securities, gain or loss on valuation of available-for-sale securities, which had been recorded until the reclassification date, continue to be included in capital adjustments and be amortized using the effective interest rate method and the amortized amount is charged to interest income until maturity. The difference between the fair value at the reclassification date and face value of the reclassified securities to held-to-maturity securities is amortized using effective interest rate method and the amortized amount is charged to interest income. In addition, when certain trading securities lose their marketability, such securities are reclassified as available-for-sale securities at fair market value as of reclassification date.

Transfer of Securities

When the realization, expiration or sale of the right to obtain the economic benefits arises and the control of securities is lost from the sale of the securities, the unrealized valuation gain or loss of securities included in the capital adjustment account is added to or deducted from the gain or loss on disposal of securities. The gain or loss is the difference between the net proceeds receivable or received and its carrying value. When securities are transferred without losing control of the securities, the transaction is recorded as secured borrowing transaction.

Allowance for Possible Losses on Credits

The Supervisory Regulation of Banking Business (the “Supervisory Regulation”) legislated by the Financial Supervisory Commission (FSC) requires the Bank to classify all credits into five categories as normal, precautionary, substandard, doubtful, or estimated loss based on borrowers’ repayment capability and historical financial transaction records. The Supervisory Regulation also requires the Bank to provide the minimum rate of loss provision for each category balance using the prescribed minimum percentages as described below.

As required by the Supervisory Regulation, the Bank classifies corporate credits (loans, confirmed acceptances and guarantees) based on borrowers’ capability to repay in consideration of borrowers’ business operation, financial position and future cash flows (Forward Looking Criteria) as well as past due period and status of any bankruptcy proceedings (Historical Repayment Criteria). However, credits to small companies and to households are classified not by evaluating the debt repayment capability of a borrower or customer but by past due period and status of bankruptcy proceedings. The Bank generally classifies all credits to a single borrower in the same category of classification but credits guaranteed or credits collateralized by bank deposits, real estate and other assets may be classified differently based on the guarantor’s capability to service such guarantee or based on the value of collateral securing such credits.

Based on the Bank’s corporate credit evaluation model, credits to a borrower are classified into 12 grades from AAA to D (AAA, AA, A, A – , BBB, BB, B, B – , CCC, CC, C and D). Credits of grades of AAA to B are classified as normal, credits of grade B – to CCC as precautionary, credits of grade CC as substandard, credits of grade C as doubtful and credits of grade D as estimated loss. Credits are finally classified reflecting past due period and bankruptcy considerations. An allowance is then calculated on the category balances using the prescribed percentages of 0.7 ~ 6.9 percent for normal, 7.0 ~ 19.9 percent for precautionary, 20 ~ 49.9 percent for substandard, 50 ~ 99.9 percent for doubtful and 100 percent for estimated loss. However, the Bank does not provide allowances for call loans, bonds bought under resale agreements and inter-bank loans that are classified as normal, as it is not required by the Accounting Standards for the Banking Industry.

In addition, as required by the Supervisory Regulation, based on the classification of household loans and credit card receivables by past due period and status of bankruptcy proceedings, allowance for household loans and credit card receivables are calculated on the category balances using the prescribed percentages of 1.0 ~ 9.9 percent and 1.5 ~ 14.9 percent for normal, 10 ~19.9 percent and 15 ~ 19.9 percent for precautionary, 20 ~ 54.9 and 20 ~ 59.9 percent for substandard, 55 ~ 99.9 percent and 60 ~ 99.9 percent for doubtful, and 100 percent for estimated loss.

Pursuant to the Supervisory Regulation of Banking Business, the Bank provides allowance for possible losses on confirmed acceptances and guarantees, unconfirmed acceptances and guarantees, and notes endorsed based on the credit classification, minimum rate of loss provision prescribed by the Financial Supervisory Service and the cash conversion factor. In addition, the Bank provides other allowances for the unused credit limit of credit card and unused credit line of consumer and corporate loans based on the cash conversion factor and minimum rate of loss provision prescribed by the Financial Supervisory Service.

Pursuant to the amended Supervisory Regulation, the Bank increased the minimum rate of loss provision for loans, confirmed acceptances and guarantees, unconfirmed acceptances and guarantees, notes endorsed, and unused credit line classified as normal and precautionary in 2006. The Bank also extended the scope of other allowances for the unused credit limit of credit card to the extent of the unused credit line of card holders with no record of credit card transaction for the past 1 year. Due to these changes, allowance for possible loan losses, allowance for possible losses on acceptances and guarantees, and other allowances for unused credit limit increased by (Won)397.6 billion, (Won)4.3 billion and (Won)227.9 billion, respectively, as of December 31, 2006, and net income for the year then ended decreased by (Won)456.6 billion.

In addition, when an allowance for possible loan losses required by the Supervisory Regulation is less than the amount calculated based on the historical loss rate, which is estimated through objective and reasonable method in accordance with the accounting principle in the Republic of Korea, historical loss rate is reflected in the provision for possible loan losses.

The method and data used for determining the allowances for loan losses based on historical loss rate by the Bank’s lending portfolios are determined as follows:

Lending portfolios	Methodology	Period of historical loss rate	Period of recovery ratio
Impaired corporate loans	DCF & Migration	N/A	N/A
Non-impaired corporate loans	Migration analysis	1 year	5 years
Consumer loans	Migration analysis	1 year	5 years
Credit card loans	Roll-rate analysis	1 year	5 years

Based on the loan portfolios’ nature, lending period, recovery period and other economic factors, the Bank determines the appropriate data period to be used in assessing its historical loss rate and recovery ratio.

Restructuring of Loans

The equity interest in the debtors, net of real estates and/or other assets received as full or partial satisfaction of the Bank’s loans, collected through reorganization proceedings, court mediation or debt restructuring agreements of parties concerned, is recorded at fair value at the time of the restructuring. In cases where the fair value of the assets received are less than the book value of the loan (book value before allowances), the Bank offsets first the book value against allowances for loan losses and then recognizes provisions for loan losses. Impairment losses for loans that were restructured in a troubled debt restructuring involving a modification of terms are computed by the difference between the present value of future cash flows under debt restructuring agreements discounted at effective interest rates at the time when loans are originated and the book value before allowances for loan losses. If the amount of allowances already established is less than the impairment losses, the Bank establishes additional allowances for the difference. Otherwise, the Bank reverses the allowances for loan losses.

Deferred Loan Origination Fees and Costs

The Bank defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs. The deferred loan origination fees and costs are amortized using the effective interest method with the amortization recognized as adjustments to other interest income.

Valuation of Receivables and Payables at Present Value

Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions, and other similar transactions are stated at the present value of expected future cash flows, and the gain or loss on valuation of related receivables and payables is reflected in current operations, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method and credited or charged to interest income or interest expense.

Tangible Assets and Related Depreciation

Tangible assets included in fixed assets are recorded at cost or production cost including incidental expenses. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or the extension of the useful lives of the facilities involved are capitalized as additions to tangible assets.

Depreciation is computed by using the declining-balance method (Straight-line method for building and structures) based on the estimated useful lives of the assets as follows:

Tangible assets	Depreciation method	Estimated useful life
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining balance	4-5 years
Equipment and vehicles	Declining balance	4-5 years

Intangible Assets and Related Amortization

Intangible assets included in fixed assets are recorded at the production costs or purchase costs plus incidental expenses less accumulated amortization. Intangible assets are amortized using the straight-line method over the estimated economic useful lives of the related assets or the activity method as follows:

Intangible assets	Depreciation method	Estimated useful life
Goodwill	Straight-line	9 years
Trademarks	Straight-line	5-20 years
Others	Straight-line	3-30 years

The Bank recorded goodwill as a result of the merger with H&CB, as the cost of the merger exceeded the fair value of the net assets acquired. Expenditures incurred in conjunction with the development of new products or technology and others, in which the elements of costs can be individually identified and future economic benefits are probably exerted, are capitalized as development costs. The Bank estimates the useful lives of endowment assets that are beneficial upon usage based on the term of the contract and are classified under other intangible assets.

Valuation Allowance for Non-Business Use Property

Non-business use property included in fixed assets is recorded when the Bank acquires collateral by foreclosure on the mortgage for loans. If the latest auction price is lower than book value, the difference is provided as a valuation allowance and the valuation loss is charged to current operations. In addition, the difference between the selling price and book value is recorded as a disposition gain or loss.

Recognition of Impairment of Assets

When the book value of assets (other than securities and assets valued at present value) exceeds the collective value of the assets due to obsolescence, physical damage or a sharp decrease in market value and the difference is material, the book value are adjusted to collective value in the balance sheet and the resulting impairment loss is charged to current operations. If the collective value of the assets increases in subsequent years, the increase in value is credited to operations as gain until the collective value equals the book value of assets that would have been determined had no impairment loss been recognized. The Bank assessed the collective value based on expected selling price or appraisal value.

Amortization of Discounts (Premiums) on Debentures

Discounts or premiums on debentures issued are amortized over the period from issuance to maturity using the effective interest rate method. Amortization of discounts or premiums is recognized as interest expense on the debentures.

Bonds under Resale or Repurchase Agreements

Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Bank purchases or sells securities under such agreements.

Contingent Liabilities

A possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank is recognized as contingent liabilities when it is probable that an outflow of resources embodying economic benefits required and the amount of the obligation can be measured with sufficient reliability. Where the effect of the time value of money is material, the amount of the liabilities is the present value of the expenditures expected to be required to settle the obligation. In addition, as some or all expenditures required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as separate assets in the balance sheet and related income may be offset against expense in the income statement.

Accrued Severance Benefits

Employees and directors and temporary employees with at least one year of service as of December 31, 2006 are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. The accrued severance benefits that would be payable assuming all eligible employees and directors were to resign are included in other liabilities.

The Bank has purchased severance benefits insurance, which meets the funding requirement for tax purposes, and made deposits with Kyobo Life Insurance Co., Ltd and others. Withdrawal of these deposits is restricted to the payment of severance benefits. These are presented as a deduction from the accrued severance benefits.

Accounting for Derivative Instruments

The Bank accounts for derivative instruments pursuant to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments. Derivative instruments are classified as used for trading activities or for hedging activities according to their transaction purpose. All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations.

The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

Accounting for Stock Options

In accordance with the Interpretations on Financial Accounting Standards 39-35 on the accounting for stock options, the Bank records stock compensation costs as a capital adjustment in cases where the Bank can choose to settle the vested stock option by issuing new shares or treasury stock, or payment of cash or cash equivalents to the difference between the market price and the exercise price at the exercise date. However, the compensation cost of certain options that is certain to be settled by cash payment is recorded in other liabilities (accrued expenses).

National Housing Fund

The Bank, as designated by the Korean government under the Housing Law (former Housing Construction Promotion Law), manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays interest to NHF, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate.

Accounting for Trust Accounts

The Bank separately maintains the books of accounts and financial statements in connection with the trust operations (the trust accounts) from those of the bank accounts in accordance with the Trust Business Act. When surplus funds are generated through the management of trust assets, such funds are deposited with the Bank and are recorded as due to trust accounts of the bank accounts. Also, the borrowings from the bank account are recorded as due from trust accounts of the bank accounts. The Bank receives fees for operation and management of the trust business and accounts for them as fees and commissions from trust accounts.

With respect to certain trust account products, the Bank guarantees the repayment of the principal of the trust accounts and, in certain cases, a fixed rate of return. If income from such trust accounts is insufficient to pay the guaranteed amount, such a deficiency is satisfied by using special reserves maintained in the trust accounts, offsetting trust fee payable to the bank accounts and receiving compensation contributions from the bank accounts of the Bank. If the Bank pays compensating contributions to the guaranteed return trusts to cover such deficiencies, these contributions are reflected as other operating expense of the bank accounts and as other income of the trust accounts.

Income Tax Expense

Income tax expense is the amount currently payable for the period added to or deducted from the changes in deferred income taxes. However, deferred income tax assets are recognized only if the future tax benefits from accumulated temporary differences and any tax loss carryforwards are realizable. The difference between the amount currently payable for the period and income tax expense is accounted for as deferred income tax assets or liabilities, which will be charged or credited to income tax expense in the period the related temporary difference reverses in the future. Deferred income tax assets or liabilities are calculated based on the expected tax rate to be applied at the reversal period of the related assets or liabilities. Tax payable and deferred income tax assets or liabilities regarding to certain items are charged or credited directly to related components of shareholders' equity.

Accounting for Foreign Currency Transactions and Translation

The Bank maintains its accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the basic rate of exchange on the transaction date. The Korean Won equivalent of assets and liabilities denominated in foreign currencies are translated in these financial statements based on the basic rate (?929.60 and ?1,013.00 to US$ 1.00 at December 31, 2006 and 2005, respectively) announced by Seoul Money Brokerage Service, Ltd. or cross rates for other currencies other than U.S. Dollars at the balance sheet dates. Translation gains and losses are credited or charged to operations. Financial statements of overseas branches are translated based on the basic rate at balance sheet dates.

Application of the Statement of Korea Accounting Standards

The Korea Accounting Standard Board (KASB) under the Korea Accounting Institute (KAI) issued the Statements of Korea Accounting Standards (SKAS) for achieving a set of Korean accounting standards that should be internationally acceptable and comparable based on SKAS Act 92. The Bank adopted SKAS No.1 (Accounting Changes and Error Corrections) through SKAS No. 17 (Provisions, Contingent Liabilities and Contingent Assets) (SKAS No. 11 and No. 14 excluded) as of or before December 31, 2005. SKAS No. 18 (Interests in Joint Ventures), No. 19 (Lease) and No. 20 (Related Party Disclosures) have been adopted since January 1, 2006.

Reclassification

Certain accounts of the prior year were reclassified to conform to the current year’s presentation for comparative purposes; however, such reclassifications had no effect on the previously reported prior year’s net income or shareholders’ equity of the Bank.

3.	CASH AND DUE FROM BANKS:

(1)	Cash and due from banks in Won and foreign currencies as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Cash and checks	(Won)	2,725,644	(Won)	2,683,479
Foreign currencies		151,406		150,402
Due from banks in Won		3,210,607		2,495,595
Due from banks in foreign currencies		480,649		537,941

	(Won)	6,568,306	(Won)	5,867,417

(2)	Due from banks as of December 31, 2006 and 2005 consisted of (Unit: In millions):

Financial institution	Interest (%)	2006		2005
Due from banks in Won:

BOK	—	(Won)	3,195,224	(Won)	2,189,339
Citibank Korea Inc. and others	0.00~2.20		9,377		302,873
Good Morning Shinhan Securities Co., Ltd and others	0.00~0.30		6,006		3,383

		(Won)	3,210,607	(Won)	2,495,595

Due from banks in foreign currencies:

BOK	—	(Won)	75,026	(Won)	46,501
JP Morgan Chase Bank, N.A and others	0.00~5.37		87,235		78,136
Qingdao International and others	5.47~5.81		318,388		413,304

		(Won)	480,649	(Won)	537,941

(3)	Restricted due from banks in Won and foreign currencies as of December 31, 2006 and 2005 consisted of (Unit: In millions):

Financial institution	2006		2005		Reason for restriction
Due from banks in Won:

BOK	(Won)	3,195,224	(Won)	2,189,339	BOK Act
Woori Bank		4,605		4,029	Escrow account
KB Futures Co., Ltd. and others		4,492		1,909	Futures margin accounts/others
Korea Exchange		250		328	Market entry due
Due from banks in foreign currencies:
BOK		75,026		46,501	BOK Act
J.P. Morgan Futures Inc. and others		890		480	Futures margin accounts/others

	(Won)	3,280,487	(Won)	2,242,586

(4)	Due from banks by financial institution as of December 31, 2006 and 2005 consisted of (Unit: In millions):

Financial institution	2006		2005
Due from banks in Won:

BOK	(Won)	3,195,224	(Won)	2,189,339
Banks		9,377		302,873
Others		6,006		3,383

		3,210,607		2,495,595

Due from banks in foreign currencies:

BOK		75,026		46,501
Banks		404,733		490,960
Others		890		480

		480,649		537,941

	(Won)	3,691,256	(Won)	3,033,536

Term structure of due from banks as of December 31, 2006 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Due from banks in Won	(Won)	3,206,002	(Won)	4,029	(Won)	475	(Won)	101	(Won)	—	(Won)	3,210,607
Due from banks in foreign currencies		429,521		51,128		—		—		—		480,649

	(Won)	3,635,523	(Won)	55,157	(Won)	475	(Won)	101	(Won)	—	(Won)	3,691,256

Term structure of due from banks as of December 31, 2005 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Due from banks in Won	(Won)	2,491,566	(Won)	—	(Won)	—	(Won)	4,029	(Won)	—	(Won)	2,495,595
Due from banks in foreign currencies		433,602		104,339		—		—	(Won)	—		537,941

	(Won)	2,925,168	(Won)	104,339	(Won)	—	(Won)	4,029	(Won)	—	(Won)	3,033,536

4.	SECURITIES:

(1)	Securities as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Trading securities	(Won)	2,589,719	(Won)	3,551,425

Available-for-sale securities		15,113,898		16,180,784
Held-to-maturity securities		10,939,331		10,228,573
Securities accounted for using the equity method		739,532		589,517

	(Won)	29,382,480	(Won)	30,550,299

(2)	The valuation of securities excluding securities accounted for using the equity method as of December 31, 2006 consisted of (Unit: In millions):

Classification	Face value		Acquisition cost (*)		Adjusted by effective interest rate method		Book value
Trading securities:
Equity securities	(Won)	—	(Won)	55,871	(Won)	—	(Won)	57,196
Beneficiary certificates		100,285		100,737		—		103,488
Government and public bonds		387,598		375,518		369,206		376,597
Finance bonds		1,961,888		1,953,158		1,955,278		1,951,106
Corporate bonds		101,311		100,947		101,705		101,332

	(Won)	2,551,082	(Won)	2,586,231	(Won)	2,426,189	(Won)	2,589,719

Classification	Face value		Acquisition cost (*)		Adjusted by effective interest rate method		Book value
Available-for-sale securities:
Equity securities	(Won)	—	(Won)	1,337,214	(Won)	—	(Won)	1,975,847
Equity investments		—		510		—		3,840
Beneficiary certificates		601,394		601,194		—		608,242
Government and public bond		3,130,037		3,117,853		3,120,855		3,105,038
Finance bonds		7,830,928		7,767,030		7,793,953		7,782,194
Corporate bonds		1,000,411		965,657		950,345		950,200
Asset-backed securities		991,092		927,660		672,357		671,827
Other debt securities		18,412		8,843		—		16,710

	(Won)	13,572,274	(Won)	14,725,961	(Won)	12,537,510	(Won)	15,113,898

Held-to-maturity securities:
Government and public bonds	(Won)	6,708,303	(Won)	6,633,496	(Won)	6,644,907	(Won)	6,644,907
Finance bonds		2,208,000		2,208,271		2,208,185		2,208,185
Corporate bonds		1,879,779		1,887,352		1,881,270		1,881,270
Asset-backed securities		205,000		204,906		204,969		204,969

	(Won)	11,001,082	(Won)	10,934,025	(Won)	10,939,331	(Won)	10,939,331

(*)	Acquisition costs of equity securities in available-for-sale are the book value before valuation.

The valuation of securities excluding securities accounted for using the equity method as of December 31, 2005 consisted of (Unit: In millions):

Classification	Face value		Acquisition cost (*)		Adjusted by effective interest rate method		Book value
Trading securities:

Equity securities	(Won)	—	(Won)	179,074	(Won)	—	(Won)	200,147
Beneficiary certificates		197		256		—		256
Government and public bonds		1,692,298		1,661,025		1,663,369		1,635,898
Finance bonds		1,607,663		1,601,395		1,603,586		1,594,839
Corporate bonds		120,000		119,407		119,690		120,285

	(Won)	3,420,158	(Won)	3,561,157	(Won)	3,386,645	(Won)	3,551,425

Available-for-sale securities:

Equity securities	(Won)	—	(Won)	778,421	(Won)	—	(Won)	1,156,629
Equity investments		—		511		—		3,723
Beneficiary certificates		2,051,178		2,052,680		—		2,075,933
Government and public bonds		2,725,370		2,721,469		2,705,844		2,687,671
Finance bonds		8,324,183		8,246,513		8,248,052		8,232,310
Foreign government bonds		9,117		10,144		9,382		9,328
Corporate bonds		1,171,960		1,128,128		1,103,350		1,106,282
Asset-backed securities		1,114,117		1,050,685		901,878		900,821
Other debt securities		40,835		5,633		—		8,087

	(Won)	15,436,760	(Won)	15,994,184	(Won)	12,968,506	(Won)	16,180,784

Classification	Face value		Acquisition cost (*)		Adjusted by effective interest rate method		Book value
Held-to-maturity securities:
Government and public bonds	(Won)	4,621,429	(Won)	4,605,400	(Won)	4,609,832	(Won)	4,609,832
Finance bonds		3,570,159		3,543,074		3,564,988		3,564,988
Corporate bonds		1,714,780		1,705,750		1,718,819		1,718,819
Asset-backed securities		335,000		334,906		334,934		334,934

	(Won)	10,241,368	(Won)	10,189,130	(Won)	10,228,573	(Won)	10,228,573

(*)	Acquisition costs of equity securities in available-for-sale are the book value before valuation.

As a result of the fair valuation of trading securities, the Bank recognized (Won)6,922 million of valuation gain and (Won)14,550 million of valuation loss for the years ended December 31, 2006 and 2005, respectively.

The fair values of trading and available-for sale debt securities in Won were assessed by applying the average of base prices as of December 31, 2006, provided by the bond pricing service institutions.

The fair value of the available-for-sale non-marketable equity securities such as Korea Housing Guarantee Co., Ltd. and 13 others, and the restricted available-for-sale marketable equity securities such as Hyundai Engineering and Construction Co. and 5 others were reliably measured by an independent appraisal institute using reasonable judgment. The fair value was determined based on more than one valuation models such as Discounted Cash Flow (DCF) Model, Imputed Market Value(IMV) Model, Discounted Free Cash Flow to Equity (FCFE) Model, Dividend Discount Model (DDM) and Risk Adjusted Discounted Cash Flow Model depending on the equity securities.

(3)	Available-for-sale securities, which were not valuated at fair value as of December 31, 2006 and 2005, were as follows (Unit: In millions):

Company	2006		2005
Bad Bank Harmony (preferred stock)	(Won)	58,848	(Won)	12,279
Korea Asset Management Corp.		15,667		15,667
Samsung Life Insurance Co., Ltd.		7,479		7,479
Korea Highway Corp.		6,248		6,248
CLS		5,128		5,191
Kyobo Investment Trust Management Co., Ltd.		2,100		2,100
Korea Money Broker Corp.		1,291		1,291
Mercury		1,088		1,088
Tianjin Samsung Opto Electronics		908		989
Others		12,696		17,281

	(Won)	111,453	(Won)	69,613

(4)	The impairment loss and the reversal of impairment loss on available-for-sale securities recognized for the years ended December 31, 2006 and 2005 were as follows (Unit: In millions):

	2006				2005
	Impairment		Reversal		Impairment		Reversal
Equity securities	(Won)	16,953	(Won)	83,485	(Won)	2,694	(Won)	7,422
Equity investments		1		—		3		—
Corporate bonds		—		958		448		—
Asset-backed securities		107,312		—		94,880		—

	(Won)	124,266	(Won)	84,443	(Won)	98,025	(Won)	7,422

(5)	Structured notes relating to stock and interest rate and credit risk as of December 31, 2006 were as follows (Unit: In millions):

	Won		Foreign currencies		Total
Structured notes relating to stock:

Convertible bonds	(Won)	—	(Won)	24,121	(Won)	24,121

Structured notes relating to interest rate:
Long-term government bond floating rates notes (“FRN”)		378,840		—		378,840
Dual indexed FRN		19,931		—		19,931
Inverse FRN		20,115		—		20,115
Others		110,236		—		110,236

		529,122		—		529,122

Structured notes relating to Credit Synthetic CDO		—		9,290		9,290

Bonds with embedded call option		20,000		—		20,000

	(Won)	549,122	(Won)	33,411	(Won)	582,533

Structured notes relating to stock, interest rate and credit risk as of December 31, 2005 were as follows (Unit: In millions):

	Won		Foreign currencies		Total
Structured notes relating to stock:

Convertible bonds	(Won)	—	(Won)	60	(Won)	60

Structured notes relating to interest rate:
Long-term government bond FRN		564,456		—		564,456
Dual indexed FRN		19,874		—		19,874
Inverse FRN		20,753		—		20,753
Others		110,225		—		110,225

		715,308		—		715,308

Credit linked notes		—		40,559		40,559

Bonds with call option		20,000		—		20,000

	(Won)	735,308	(Won)	40,619	(Won)	775,927

(6)	Private beneficiary certificates included in beneficiary certificates of available-for-sale securities as of December 31, 2006 and 2005 were composed of (Unit: In millions):

	2006		2005
Stocks	(Won)	90,874	(Won)	7,353
Government and public bonds		115,929		38,018
Finance bonds		359,282		1,340,390
Corporate bonds		27,943		32,622
Asset-backed debt securities		10,000		—
Call loans		48,091		203,892
Others		59,878		412,962

Assets		711,997		2,035,237
Liabilities		2,504		11,081

	(Won)	709,493	(Won)	2,024,156

(7)	The portfolio of securities excluding securities accounted for using the equity method, by industry, as of December 31, 2006 and 2005 were as follows (Unit: In millions):

	2006			2005
By industry type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities:
Government and government-invested public companies	(Won)	479,367	18.51	(Won)	1,764,476	49.68
Financial institutions		2,063,151	79.67		1,631,869	45.95
Others		47,201	1.82		155,080	4.37

	(Won)	2,589,719	100.00	(Won)	3,551,425	100.00

Available-for-sale securities:
Government and government-invested public companies	(Won)	3,662,749	24.24	(Won)	3,347,229	20.69
Financial institutions		10,413,843	68.90		12,027,488	74.33
Others		1,037,306	6.86		806,067	4.98

	(Won)	15,113,898	100.00	(Won)	16,180,784	100.00

Held-to-maturity securities:
Government and government-invested public companies	(Won)	8,406,232	76.84	(Won)	6,298,716	61.58
Financial institutions		2,503,154	22.88		3,899,922	38.13
Others		29,945	0.28		29,935	0.29

	(Won)	10,939,331	100.00	(Won)	10,228,573	100.00

(8)	The portfolio of securities excluding securities accounted for using the equity method, by security type, as of December 31, 2006 and 2005 were as follows (Unit: In millions):

	2006			2005
By security type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities:

Stocks	(Won)	57,196	2.21	(Won)	200,147	5.63
Fixed rate bonds		2,328,953	89.93		3,230,737	90.97
Floating rate bonds		100,082	3.86		120,285	3.39
Beneficiary certificates		103,488	4.00		256	0.01

	(Won)	2,589,719	100.00	(Won)	3,551,425	100.00

Available-for-sale securities:

Stocks	(Won)	1,975,847	13.07	(Won)	1,156,629	7.15
Fixed rate bonds		11,215,054	74.20		11,201,802	69.23
Floating rate bonds		579,663	3.84		861,368	5.32
Subordinated bonds		690,028	4.57		872,813	5.39
Convertible bonds		24,121	0.16		60	0.00
Beneficiary certificates		608,242	4.02		2,075,933	12.83
Others		20,943	0.14		12,179	0.08

	(Won)	15,113,898	100.00	(Won)	16,180,784	100.00

Held-to-maturity securities:

Fixed rate bonds	(Won)	10,879,331	99.45	(Won)	10,038,573	98.14
Floating rate bonds		60,000	0.55		60,000	0.59
Subordinated bonds		—	0.00		130,000	1.27

	(Won)	10,939,331	100.00	(Won)	10,228,573	100.00

(9)	The portfolio of securities excluding securities accounted for using the equity method, by country, as of December 31, 2006 and 2005 were as follows (Unit: In millions):

	2006			2005
By country type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities:
Korea	(Won)	2,589,719	100.00	(Won)	3,551,425	100.00

Available-for-sale securities:
Korea	(Won)	15,019,533	99.38	(Won)	16,066,362	99.29
Russia		33,573	0.22		28,527	0.18
USA		27,794	0.18		46,876	0.29
India		9,685	0.07		393	0.00
Ireland		9,290	0.06		—	—
Switzerland		5,128	0.03		5,191	0.03
Philippines		378	0.00		9,675	0.06
The Republic of South Africa		—	—		6,240	0.04
Others		8,517	0.06		17,520	0.11

	(Won)	15,113,898	100.00	(Won)	16,180,784	100.00

Held-to-maturity securities:
Korea	(Won)	10,939,331	100.00	(Won)	10,228,573	100.00

(10)	Term structure of securities (except for stocks and equity investments) in available-for-sale and held-to-maturity securities as of December 31, 2006 was as follows (Unit: In millions):

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		More than 10 years		Total
Available-for-sale securities:
Fair value	(Won)	5,150,081	(Won)	7,685,231	(Won)	261,419	(Won)	37,480	(Won)	13,134,211
Held-to-maturity securities:
Book value		3,211,790		5,276,939		2,450,602		—		10,939,331
Fair value		3,207,704		5,229,016		2,440,235		—		10,876,955

Term structure of securities (except for stocks and equity investments) in available-for-sale and held-to-maturity securities as of December 31, 2005 was as follows (Unit: In millions):

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		More than 10 years		Total
Available-for-sale securities:
Fair value	(Won)	7,864,997	(Won)	6,962,888	(Won)	184,008	(Won)	8,539	(Won)	15,020,432
Held-to-maturity securities:
Book value		2,268,137		6,701,400		1,259,036		—		10,228,573
Fair value		2,264,029		6,589,801		1,195,982		—		10,049,812

(11)	Securities accounted for using the equity method as of December 31, 2006 were summarized as follows (Unit: In millions):

	No. of shares	Ownership (%)	Acquisition cost		Net asset value		Book value
Domestic stocks:
KB Investment Co., Ltd.	8,951,293	99.99	(Won)	155,384	(Won)	94,443	(Won)	94,443
KB Futures Co., Ltd.	3,999,200	99.98		19,996		28,077		28,077
KB Data System Co., Ltd.	799,960	99.99		8,001		17,603		14,609
KB Real Estate Trust	15,999,930	99.99		76,103		99,539		99,544
KB Asset Management	6,134,040	80.00		39,015		65,271		65,271
KB Credit Information	1,249,040	99.73		14,291		35,314		34,735
KB Life Insurance Co., Ltd.	3,060,000	51.00		15,426		16,271		—
KLB Securities Co., Ltd. (*1)	4,854,713	36.41		10,316		—		—
Jooeun Industrial Co., Ltd. (*1)	1,999,910	99.99		23,994		—		—
ING Life Insurance Korea Co., Ltd.	1,400,000	20.00		21,769		123,587		123,587
Balhae Infrastructure Fund (*2)	4,486,305	12.61		45,126		45,589		45,589
Korea Credit Bureau Co., Ltd. (*3)	180,000	9.00		4,500		3,297		3,297

				433,921		528,991		509,152

Foreign stocks:
Kookmin Bank Singapore Ltd. (*1)	30,000,000	100.00		18,173		—		1,614
Kookmin Finance Asia Ltd. (HK) (*1)	700,000	100.00		7,420		—		226
Kookmin Bank Int'l Ltd. (London)	20,000,000	100.00		35,900		56,496		56,496
Kookmin Bank Hong Kong Ltd.	2,000,000	100.00		49,326		72,130		72,130
Sorak Financial Holdings PTE Ltd.	1,422,216	25.00		73,947		87,299		87,299

				184,766		215,925		217,765

Equity investments:
Pacific IT Investment Partnership (*1)	700	50.00		6,252		1,958		1,958
NPC02-4 Kookmin Venture Fund	70	33.33		7,000		8,204		8,204
KB06-1 Venture Investment Partnership	50	50.00		2,500		2,453		2,453

				15,752		12,615		12,615

			(Won)	634,439	(Won)	757,531	(Won)	739,532

Securities accounted for using the equity method as of December 31, 2005 were summarized as follows (Unit: In millions):

	No. of shares	Ownership (%)	Acquisition cost		Net asset value		Book value
Domestic stocks:
KB Investment Co., Ltd.	8,951,293	99.99	(Won)	155,384	(Won)	85,462	(Won)	85,462
KB Futures Co., Ltd.	3,999,200	99.98		19,996		27,312		27,312
KB Data System Co., Ltd.	799,960	99.99		8,001		17,726		15,582
KB Real Estate Trust	15,999,930	99.99		76,103		80,975		81,068
KB Asset Management	6,134,040	80.00		39,015		52,485		52,485
KB Credit Information	1,249,040	99.73		14,291		28,629		27,837
KB Life Insurance Co., Ltd.	3,060,000	51.00		15,426		12,541		—
KLB Securities Co., Ltd. (*1)	4,854,713	36.41		10,316		—		—
Jooeun Industrial Co., Ltd. (*1)	1,999,910	99.99		23,994		—		—
ING Life Insurance Korea	1,400,000	20.00		21,769		77,529		77,529

				384,295		382,659		367,275

Foreign stocks:
Kookmin Bank Singapore Ltd. (*1)	30,000,000	100.00		18,254		—		1,759
Kookmin Finance Asia Ltd. (HK) (*1)	700,000	100.00		8,086		—		246
Kookmin Bank Int'l Ltd. (London)	20,000,000	100.00		34,378		50,523		50,523
Kookmin Bank Hong Kong Ltd.	2,000,000	100.00		53,751		69,907		69,958
Sorak Financial Holdings PTE Ltd.	1,422,216	25.00		74,277		82,401		82,401

				188,746		202,831		204,887

	No. of shares	Ownership (%)	Acquisition cost		Net asset value		Book value
Equity investments:
KICO No. 2 Venture Investment Partnership (*4)	250	55.56	(Won)	—	(Won)	130	(Won)	130
KICO No. 3 Venture Investment Partnership (*4)	—	69.23		—		147		147
Pacific IT Investment Partnership (*1)	700	50.00		7,000		4,950		4,950
NPC02-4 Kookmin Venture Fund	100	33.33		10,000		12,128		12,128

				17,000		17,355		17,355

			(Won)	590,041	(Won)	602,845	(Won)	589,517

(*1)	KLB Securities Co., Ltd., Jooeun Industrial Co., Ltd., Kookmin Bank Singapore Ltd., Kookmin Finance Asia, Ltd. and Pacific IT Investment Partnership are all in the process of liquidation as of December 31, 2006.
(*2)	The Bank may exercise its voting right at the board meeting or at an equally significant decision making body of the investee.
(*3)	The Bank has significant influence in electing the board member who may participate in the decision making process relating to the financial and business policy of the investee.
(*4)	The liquidation of KICO No. 2 Venture Investment Partnership and KICO No. 3 Venture Investment Partnership has been finalized in the current fiscal year

(12)	The valuation of securities accounted for using the equity method for the year ended December 31, 2006 was as follows (Unit: In millions):

	Book value before valuation		Increase (Decrease)		Dividend		Foreign currency translation gain (loss)		Equity gain (loss) on investment		Capital adjustments		Retained earnings		Book value after valuation
Domestic stocks:
KB Investment Co., Ltd.	(Won)	85,462	(Won)	—	(Won)	(2,238)	(Won)	—	(Won)	10,974	(Won)	245	(Won)	—	(Won)	94,443
KB Futures Co., Ltd.		27,312		—		(1,000)		—		1,823		(58)		—		28,077
KB Data System Co., Ltd. (*3)		15,582		—		(2,399)		—		1,426		—		—		14,609
KB Real Estate Trust		81,068		—		—		—		18,337		139		—		99,544
KB Asset Management		52,485		—		(6,134)		—		18,909		11		—		65,271
KB Credit Information (*1)		27,837		—		(624)		—		7,522		—		—		34,735
KB Life Insurance Co., Ltd. (*2 and 3)		—		—		—		—		—		1,582		(1,582)		—
KLB Securities Co., Ltd. (*2)		—		—		—		—		—		—		—		—
Jooeun Industrial Co., Ltd. (*2)		—		—		—		—		—		—		—		—
ING Life Insurance Korea		77,529		—		—		—		31,308		14,750		—		123,587
Balhae Infrastructure Fund		—		45,126		(11)		—		474		—		—		45,589
Korea Credit Bureau Co., Ltd.		—		4,500		—		—		(1,203)		—		—		3,297

		367,275		49,626		(12,406)		—		89,570		16,669		(1,582)		509,152

	Book value before valuation		Increase (Decrease)		Dividend		Foreign currency translation gain (loss)		Equity gain (loss) on investment		Capital adjustments		Retained earnings		Book value after valuation
Foreign stocks
Kookmin Bank Singapore Ltd.	(Won)	1,759	(Won)	—	(Won)	—	(Won)	(145)	(Won)	—	(Won)	—	(Won)	—	(Won)	1,614
Kookmin Finance Asia Ltd. (HK)		246		—		—		(20)		—		—		—		226
Kookmin Bank Int'l Ltd. (London)		50,523		—		—		2,237		4,262		(526)		—		56,496
Kookmin Bank Hong Kong Ltd.		69,958		—		—		(5,760)		8,044		(112)		—		72,130
Sorak Financial Holdings PTE Ltd.		82,401		—		(6,009)		(438)		7,065		4,280		—		87,299

		204,887		—		(6,009)		(4,126)		19,371		3,642		—		217,765

Equity Securities
KICO No. 2 Venture Investment Partnership		130		(93)		—		—		(37)		—		—		—
KICO No. 3 Venture Investment Partnership		147		(117)		—		—		(30)		—		—		—
Pacific IT Investment Partnership		4,950		(1,496)		—		—		(1,496)		—		—		1,958
NPC02-4 Kookmin Venture Fund		12,128		(3,000)		(2,129)		—		1,263		(58)		—		8,204
KB06-1 Venture Investment Partnership		—		2,500		—		—		(47)		—		—		2,453

		17,355		(2,206)		(2,129)		—		(347)		(58)		—		12,615

	(Won)	589,517	(Won)	47,420	(Won)	(20,544)	(Won)	(4,126)	(Won)	108,594	(Won)	20,253	(Won)	(1,582)	(Won)	739,532

(*1)	Differences amounting to (Won)1,128 million between the purchase price and the Bank’s proportionate ownership of the net book value of KB Credit Information resulting from an additional purchase of 342,844 shares in October 2004 are credited to gain on valuation of securities accounted for using the equity method equally for five years. The Bank credited (Won)226 million to current operation for the year ended December 31, 2006 and the balance was (Won)620 million as of December 31, 2006.
(*2)	The equity method is no longer applied to securities of KLB Securities Co., Ltd. and Jooeun Industrial Co., Ltd. due to accumulated deficit, and to securities of KB Life Insurance Co., Ltd. due to unrealized income elimination, which led to a decrease in the book value to below zero. The unrecognized accumulated deficit and change due to the equity method as of December 31, 2006 (Unit: In millions):

	Deficit		Change due to equity method		Total
KLB Securities Co., Ltd.	(Won)	4,148	(Won)	—	(Won)	4,148
Jooeun Industrial Co., Ltd.		41,010		—		41,010
KB Life Insurance Co., Ltd.		27,217		3,436		30,653

	(Won)	72,375	(Won)	3,436	(Won)	75,811

(*3)	The significant unrealized income eliminated for the year ended December 31, 2006 was as follows (Unit: In millions):

	Related accounts	Amount
KB Data System Co., Ltd.	Tangible assets (sales)	(Won)	914
KB Life Insurance Co., Ltd.	Commissions (deferred acquisition cost)		3,730

		(Won)	4,644

(13)	Significant financial data of companies of which stocks were accounted for using the equity method as of and for the year ended December 31, 2006 were as follows (Unit: In millions):

	Assets		Liabilities		Sales		Net income (loss)
KB Investment Co., Ltd.	(Won)	96,296	(Won)	1,848	(Won)	20,030	(Won)	10,974
KB Futures Co., Ltd.		67,145		39,062		11,487		1,824
KB Data System Co., Ltd.		33,471		15,868		67,588		2,277
KB Real Estate Trust		206,392		106,853		66,122		18,424
KB Asset Management		92,220		10,631		44,826		23,636
KB Credit Information		43,938		8,529		71,532		7,329
KB Life Insurance Co., Ltd.		700,438		668,535		409,302		4,187
Jooeun Industrial Co., Ltd.		110,193		182,882		64,404		2,253
ING Life Insurance Korea		9,635,249		9,017,312		3,149,367		156,539
Balhae Infrastructure Fund		362,440		4,410		6,404		3,765
Korea Credit Bureau Co., Ltd.		42,826		6,193		13,963		(5,645)
Kookmin Bank Int'l Ltd. (London)		315,938		259,442		20,634		3,736
Kookmin Bank Hong Kong Ltd.		395,935		323,805		27,568		7,963
Sorak Financial Holdings PTE Ltd.		5,197,633		4,848,437		680,311		33,189
Pacific IT Investment Partnership		1,986		28		—		(1,496)
NPC02-4 Kookmin Venture Fund		24,852		240		5,459		3,790
KB06-1 Venture Investment Partnership		5,067		162		67		(95)

Unaudited financial statements as of December 31, 2006 were used for the equity method valuation. There was no material exception as a result of analytical review, such as analysis of major accounts to assess reliability of those financial statements. However, in case of ING Life Insurance Korea and Sorak Financial Holdings PTE Ltd., the unaudited financial statements as of November 30, 2006 were used for the equity method valuation. The significant events from the closing dates of the investees to that of the Bank were properly reflected in applying the equity method.

(14)	Changes in the gain (loss) on valuation of available-for-sale securities, held-to-maturity securities and securities accounted for using the equity method reflected in capital adjustments for the year ended December 31, 2006 were as follows (Unit: In millions):

	Beginning		Increase (Decrease)		Disposal		Ending
Gain (loss) on valuation of available-for-sale securities:

Equity securities	(Won)	454,250	(Won)	470,552	(Won)	(78,679)	(Won)	846,123
Debt securities in Won		32,614		(3,203)		(6,742)		22,669
Debt securities in foreign currencies		5,867		1,671		(3,528)		4,010
Beneficiary certificates		16,858		4,894		(16,702)		5,050
Others		1,779		3,925		—		5,704

	(Won)	511,368	(Won)	477,839	(Won)	(105,651)	(Won)	883,556

Gain on valuation of held-to-maturity securities:

Debt securities in Won	(Won)	426	(Won)	—	(Won)	(328)	(Won)	98

Gain on valuation of securities accounted for using the equity method	(Won)	948	(Won)	15,522	(Won)	(582)	(Won)	15,888

(15)	Securities provided as collateral as of December 31, 2006 were as follows (Unit: In millions):

Provided to	Book value		Collateral amount		Provided for
Korea Securities Depository & others	(Won)	7,070,657	(Won)	7,100,000	Bonds sold under repurchase agreements
BOK		725,902		725,700	Borrowings from BOK
BOK		330,294		330,600	Overdrafts and settlement risk
Samsung Futures & others		294,760		307,500	Derivative settlement
Other		402		1,628	Other

	(Won)	8,422,015	(Won)	8,465,428

Securities provided as collateral as of December 31, 2005 were as follows (Unit: In millions):

Provided to	Book value		Collateral amount		Provided for
Korea Securities Depository & others	(Won)	6,571,036	(Won)	6,570,000	Bonds sold under repurchase agreements
BOK		953,153		950,000	Borrowings from BOK
BOK		183,994		183,200	Overdrafts and settlement risk
Samsung Futures & others		260,571		269,500	Derivative settlement
Other		1,628		1,628	Other

	(Won)	7,970,382	(Won)	7,974,328

(16)	Securities lent as of December 31, 2006 and 2005 were as follows (Unit: In millions):

	2006		2005		Provided to
Government and public bonds	(Won)	119,614	(Won)	98,625	Korea Securities Depository & Others
Finance bonds		23,671		35,241	Korea Securities Depository

	(Won)	143,285	(Won)	133,866

5.	LOANS:

(1)	Loans as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Loans in Won	(Won)	125,574,817	(Won)	118,565,341
Loans in foreign currencies		7,261,811		5,314,883
Call loans		1,247,109		1,518,948
Bills bought in Won		16,587		18,563
Bills bought in foreign currencies		1,270,314		1,377,085
Advances for customers		19,209		11,321
Credit card receivables		8,667,740		7,571,605
Private placed bonds		7,499,208		3,729,867
Factoring receivables		30,948		32,044
Loans for debt-equity swap		1,968		—
Bonds Purchased under Repurchase Agreements		500,000		—

		152,089,711		138,139,657
Allowance for possible loan losses		(2,360,867)		(2,453,275)
Deferred loan origination fees and costs		138,338		52,025

	(Won)	149,867,182	(Won)	135,738,407

(2)	Loans in Won and loans in foreign currencies as of December 31, 2006 and 2005 were as follows (Unit: In millions):

		2006		2005
Loans in Won:
Commercial	Working capital loans
	General purpose loans	(Won)	27,161,083	(Won)	24,575,874
	Notes discounted		697,235		1,106,112
	Overdraft accounts		286,724		279,864
	Trading notes		612,305		671,421
	Others		4,297,074		3,865,057

			33,054,421		30,498,328

	Facilities loans
	General facilities loans		5,107,519		3,985,218
	Others		995,730		1,087,832

			6,103,249		5,073,050

			39,157,670		35,571,378

Households	General purpose loans		45,946,145		42,082,535
	Housing loans		39,007,176		39,535,441
	Remunerations on mutual installment savings		147,672		232,556
	Others		416,103		456,173

			85,517,096		82,306,705

Public sector	Public operation loans		894,178		643,141
	Public facilities loans		3,687		34,157

			897,865		677,298

Other	Property formation loans		1,013		6,748
	Inter-bank loans		—		1,274
	Others		1,173		1,938

			2,186		9,960

		(Won)	125,574,817	(Won)	118,565,341

Loans in foreign currencies:
	Domestic funding loans	(Won)	4,441,975	(Won)	2,208,125
	Overseas funding loans		429,836		551,049
	Inter-bank loans		1,133,253		1,229,064
	Domestic usance bills		1,256,747		1,326,629
	Government funding loans		—		16

		(Won)	7,261,811	(Won)	5,314,883

(3)	Loans in Won and loans in foreign currencies, classified by borrower type, as of December 31, 2006 were as follows (Unit: In millions):

By borrower type	Loans in Won		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	2,783,921	(Won)	4,437,045	(Won)	7,220,966	5.44
Small and medium corporations		36,373,749		1,420,308		37,794,057	28.45
Households		85,519,282		—		85,519,282	64.38
Others		897,865		1,404,458		2,302,323	1.73

	(Won)	125,574,817	(Won)	7,261,811	(Won)	132,836,628	100.00

Loans in Won and loans in foreign currencies, classified by borrower type, as of December 31, 2005 were as follows (Unit: In millions):

By borrower type	Loans in Won		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	3,510,892	(Won)	2,332,245	(Won)	5,843,137	4.72
Small and medium corporations		32,061,760		1,487,584		33,549,344	27.08
Households		82,315,391		—		82,315,391	66.46
Others		677,298		1,495,054		2,172,352	1.74

	(Won)	118,565,341	(Won)	5,314,883	(Won)	123,880,224	100.00

(4) Loans classified by borrower’s country or region as of December 31, 2006 were as follows (Unit: In millions):

By country	Loans in Won		Loans in foreign currencies		Others		Total		Percentage(%)
Korea	(Won)	125,574,817	(Won)	7,006,258	(Won)	19,174,054		\151,755,129	99.78
Southeast Asia		—		25,525		1		25,526	0.02
China		—		7,019		—		7,019	0.01
Japan		—		172,447		78		172,525	0.11
Central and South America		—		4,142		1		4,143	0.00
USA		—		84		2,438		2,522	0.00
Others		—		46,336		76,511		122,847	0.08

	(Won)	125,574,817	(Won)	7,261,811	(Won)	19,253,083	(Won)	152,089,711	100.00

Loans classified by borrower’s country or region as of December 31, 2005 were as follows (Unit: In millions):

By country	Loans in Won		Loans in foreign currencies		Others		Total		Percentage(%)
Korea	(Won)	118,565,341	(Won)	4,343,365	(Won)	14,134,599	(Won)	137,043,305	99.21
Southeast Asia		—		77,018		—		77,018	0.05
China		—		362,468		5,065		367,533	0.27
Japan		—		270,131		72		270,203	0.19
Central and South America		—		7,524		19		7,543	0.01
Others		—		254,377		119,678		374,055	0.27

	(Won)	118,565,341	(Won)	5,314,883	(Won)	14,259,433	(Won)	138,139,657	100.00

(5)	Loans classified by industry as of December 31, 2006 were as follows (Unit: In millions):

By industry	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations:
Finance and insurance	(Won)	622,860	(Won)	1,181,790	(Won)	2,726,763	(Won)	4,531,413	2.98
Manufacturing		11,148,580		2,521,963		3,474,130		17,144,673	11.27
Services		16,337,444		1,030,318		1,735,734		19,103,496	12.56
Others		11,779,703		2,520,990		3,433,721		17,734,414	11.66
Households		85,519,282		—		7,505,000		93,024,282	61.17
Public sector		166,948		6,750		377,735		551,433	0.36

	(Won)	125,574,817	(Won)	7,261,811	(Won)	19,253,083	(Won)	152,089,711	100.00

Loans classified by industry as of December 31, 2005 were as follows (Unit: In millions):

By industry	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations:
Finance and insurance	(Won)	1,083,695	(Won)	1,286,271	(Won)	2,130,624	(Won)	4,500,590	3.26

Manufacturing		11,370,692		1,713,587		2,467,194		15,551,473	11.26
Services		12,845,575		904,042		1,025,982		14,775,599	10.70
Others		10,738,576		1,400,538		2,110,284		14,249,398	10.32
Households		82,315,391		—		6,525,160		88,840,551	64.31
Public sector		211,412		10,445		189		222,046	0.15

	(Won)	118,565,341	(Won)	5,314,883	(Won)	14,259,433	(Won)	138,139,657	100.00

(6)	Loans to financial institutions as of December 31, 2006 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in Won	(Won)	—	(Won)	622,860	(Won)	622,860
Loans in foreign currencies		1,133,253		48,537		1,181,790
Others		1,780,151		946,612		2,726,763

	(Won)	2,913,404	(Won)	1,618,009	(Won)	4,531,413

Loans to financial institutions as of December 31, 2005 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in Won	(Won)	1,274	(Won)	1,082,421	(Won)	1,083,695
Loans in foreign currencies		1,229,064		57,207		1,286,271
Others		1,549,523		581,101		2,130,624

	(Won)	2,779,861	(Won)	1,720,729	(Won)	4,500,590

(7)	The classification of asset quality for loans as of December 31, 2006 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Loans in Won	(Won)	122,782,925	(Won)	1,433,346	(Won)	663,162	(Won)	455,430	(Won)	239,954	(Won)	125,574,817
Loans in foreign currencies		7,138,780		67,041		31,024		22,426		2,540		7,261,811
Call loans		1,247,109		—		—		—		—		1,247,109
Bills bought		1,283,897		2,338		283		297		86		1,286,901
Advances for customers		133		508		8,753		1,833		7,982		19,209
Credit card receivables		8,341,239		215,089		648		71,227		39,537		8,667,740
Privately placed bonds		7,498,067		—		650		—		491		7,499,208
Factoring receivables		30,948		—		—		—		—		30,948
Loans to be swapped to equity		—		—		—		1,968		—		1,968
Bond purchased under repurchase agreements		500,000		—		—		—		—		500,000

	(Won)	148,823,098	(Won)	1,718,322	(Won)	704,520	(Won)	553,181	(Won)	290,590	(Won)	152,089,711

The classification of asset quality for loans as of December 31, 2005 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Loans in Won	(Won)	113,720,332	(Won)	2,784,972	(Won)	937,477	(Won)	758,344	(Won)	364,216	(Won)	118,565,341
Loans in foreign currencies		5,197,617		60,553		24,285		31,648		780		5,314,883
Call loans		1,518,948		—		—		—		—		1,518,948
Bills bought		1,388,538		5,009		136		288		1,677		1,395,648
Advances for customers		1,201		439		1,394		2,049		6,238		11,321
Credit card receivables		7,068,006		337,624		895		122,365		42,715		7,571,605
Privately placed bonds		3,727,026		967		1,874		—		—		3,729,867
Factoring receivables		30,990		—		1,054		—		—		32,044

	(Won)	132,652,658	(Won)	3,189,564	(Won)	967,115	(Won)	914,694	(Won)	415,626	(Won)	138,139,657

(8)	The term structure of loans as of December 31, 2006 was as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total
Due in 3 months or less	(Won)	15,122,967	(Won)	2,254,326	(Won)	9,226,195	(Won)	26,603,488
Due after 3 months through 6 months		14,837,648		1,309,033		1,226,601		17,373,282
Due after 6 months through 1 year		30,049,634		946,209		2,374,525		33,370,368
Due after 1 year through 2 years		10,138,015		347,781		2,653,540		13,139,336
Due after 2 years through 3 years		11,764,066		1,177,131		2,494,252		15,435,449
Due after 3 years through 4 years		4,847,371		200,535		226,555		5,274,461
Due after 4 years through 5 years		2,399,378		647,661		706,345		3,753,384
More than 5 years		36,415,738		379,135		345,070		37,139,943

	(Won)	125,574,817	(Won)	7,261,811	(Won)	19,253,083	(Won)	152,089,711

The term structure of loans as of December 31, 2005 was as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total
Due in 3 months or less	(Won)	16,824,261	(Won)	2,032,241	(Won)	8,176,341	(Won)	27,032,843
Due after 3 months through 6 months		16,013,982		1,133,825		731,058		17,878,865
Due after 6 months through 1 year		32,977,463		978,607		1,379,070		35,335,140
Due after 1 year through 2 years		13,682,894		236,590		1,038,570		14,958,054
Due after 2 years through 3 years		10,237,525		327,997		1,499,611		12,065,133
Due after 3 years through 4 years		4,314,197		77,561		42,542		4,434,300
Due after 4 years through 5 years		5,254,662		234,017		191,646		5,680,325
More than 5 years		19,260,357		294,045		1,200,595		20,754,997

	(Won)	118,565,341	(Won)	5,314,883	(Won)	14,259,433	(Won)	138,139,657

(9)	Disposal of loans

The Bank disposed loans amounting to (Won)324,052 million of principal to KB 7th Securitization Specialty Co., Ltd., and recognized a gain of (Won)36,311 million for the year ended December 31, 2006. In addition, the Bank disposed loans amounting to (Won)210,589 million of principal to KB 8th Securitization Specialty Co., Ltd., and recognized a gain of (Won)17,222 million for the year ended December 31, 2006.

(10)	Credit card receivables as collateral

The Bank offers the credit card receivables amounting to (Won)253,591 million (before deducting the allowance) as collateral for the transaction of credit card receivables to SPC as of December 31, 2006.

(11)	The changes in loan origination costs for the year ended December 31, 2006 were as follows (Unit: In millions):

	Beginning		Increase		Decrease		Ending
Loan origination costs	(Won)	52,025	(Won)	113,141	(Won)	26,828	(Won)	138,338

6.	RESTRUCTURED LOANS:

(1)	The loans that were restructured by means of principal reduction, debt-equity swap, interest reduction because of workouts for the year ended December 31, 2006 were as follows (Unit: In millions):

	Amount before restructuring		Principal exemption		Conversion to equity securities		Interest reduction		Extension of maturity
Composition	(Won)	6,178	(Won)	—	(Won)	—	(Won)	—	(Won)	6,178
Workout plan		236,287		301		4,083		25,374		206,529
Debt restructuring (*)		894		—		—		—		894

		243,359		301		4,083		25,374		213,601

(*)	In accordance with the Bankruptcy and Debt Restructuring Act

Changes in the present value discounts relating to the outstanding restructured loans for the year ended December 31, 2006 were as follows (Unit: In millions):

			Present value discounts
	Amount		Beginning balance		Addition		Deduction		Ending balance
Court receivership	(Won)	9,336	(Won)	2,035	(Won)	1,034	(Won)	2,035	(Won)	1,034
Composition		13,143		2,238		1,689		2,652		1,275
Workout plan		111,064		11,371		11,206		15,710		6,867
Others		32,470		4,371		—		1,534		2,837

	(Won)	166,013	(Won)	20,015	(Won)	13,929	(Won)	21,931	(Won)	12,013

If the loans are restructured by means of reduction of interest rates, cash flows of fixed rate loans are discounted by effective interest rates originally agreed upon and cash flows of floating rate loans are discounted by interest rates determined by adding a credit risk premium, which is calculated at the restructuring date, assuming that debtors’ credit at the origination date is effective to the restructuring date, to a benchmark interest rate. The difference between the book value and the present value is presented as an allowance for possible loan losses.

7.	ALLOWANCE FOR POSSIBLE LOAN LOSSES:

(1) The allowance for possible loan losses as of December 31, 2006 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Loans in Won	(Won)	1,112,842	(Won)	164,947	(Won)	143,050	(Won)	296,148	(Won)	239,954	(Won)	1,956,941
Loans in foreign currencies		42,163		5,739		13,582		14,811		2,540		78,835
Bills bought		8,987		259		57		182		86		9,571
Advances for customers		1		36		4,096		1,124		7,982		13,239
Credit card receivables		129,619		32,263		130		42,736		39,537		244,285
Privately placed bonds		52,486		—		161		—		491		53,138
Factoring receivables		2,910		—		—		—		—		2,910
Loans for debt-equity swap		—		—		—		1,948		—		1,948

	(Won)	1,349,008	(Won)	203,244	(Won)	161,076	(Won)	356,949	(Won)	290,590	(Won)	2,360,867

The allowance for possible loan losses as of December 31, 2005 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Loans in Won	(Won)	777,038	(Won)	293,589	(Won)	198,047	(Won)	493,880	(Won)	364,216	(Won)	2,126,770
Loans in foreign currencies		20,048		2,665		7,264		19,904		780		50,661
Bills bought		6,943		228		27		180		1,677		9,055
Advances for customers		6		9		279		1,469		6,238		8,001
Credit card receivables		77,680		40,515		179		73,419		42,715		234,508
Privately placed bonds		18,635		217		918		—		—		19,770
Factoring receivables		4,299		—		211		—		—		4,510

	(Won)	904,649	(Won)	337,223	(Won)	206,925	(Won)	588,852	(Won)	415,626	(Won)	2,453,275

Pursuant to the amended Supervisory Regulation, the Bank increased the minimum rate of loss provision for loans classified as normal and precautionary in 2006. Due to the change, allowance for possible loan losses increased by (Won)397.6 billion as of December 31, 2006.

(2)	The changes in allowance for possible loan losses for the years ended December 31, 2006 and 2005 were as follows (Unit: In millions):

	2006		2005
Beginning balance (*1)	(Won)	2,500,777	(Won)	3,186,095
Provision for possible loan losses		1,009,498		1,053,088
Reclassification from other allowances (*2)		304,954		17,501
Collection of previously written-off loans		474,278		452,959
Repurchase of NPLs sold		5,897		15,863
Sales of loans		(115,222)		(217,875)
Loans written-off		(1,693,468)		(1,978,875)
Conversion to equity securities		—		(11,444)
Exemption of loans		(4,582)		(9,570)
Changes in exchange rates and others		(19,053)		(6,967)

Ending balance (*1)	(Won)	2,463,079	(Won)	2,500,777

(*1)	Allowance for possible loan losses includes present value discounts amounting to (Won)12,013 million and (Won)20,015 million as of December 31, 2006 and 2005, respectively, and allowances for other assets amounting to (Won)102,212 million and (Won) 47,502 million, respectively.
(*2)

Other allowances for credit lines to Kookmin Card 16th Securitization Specialty Co., Ltd. and FNSTAR 3rd Securitization Special Co., Ltd. amounting to (Won)159,888 million and (Won)145,066 million, respectively, were transferred to allowances for loan losses for the year ended December 31, 2006. Other allowances for credit lines to Kookmin Card 16th Securitization Specialty Co., Ltd. amounting to (Won)17,501 million were transferred to allowances for loan losses for the year ended December 31, 2005.

(3)	The allowance for possible losses on other assets as of December 31, 2006 and 2005 is summarized as follows (Unit: In millions):

	2006		2005
Suspense receivables	(Won)	7,425	(Won)	20,447
Uncollected guarantee deposits for rent		4,847		8,269
Settlement costs for financial accident		87,122		15,844
Derivative instruments		2,597		2,283
Others		221		659

	(Won)	102,212	(Won)	47,502

(4)	The allowance for possible loan losses compared to total loans, net of present value discount, is summarized as follows (Unit: In millions):

	Loans		Allowance for possible loan losses		Percentage (%)
December 31, 2006	(Won)	152,089,711	(Won)	2,360,867	1.55
December 31, 2005		138,139,657		2,453,275	1.78
December 31, 2004		138,839,212		3,118,775	2.25

8.	FIXED ASSETS:

(1) Fixed assets as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Tangible assets	(Won)	3,855,268	(Won)	3,670,603
Less: accumulated depreciation		(1,702,001)		(1,620,892)
accumulated impairment loss		(15,535)		(11,466)
Intangible assets		371,312		398,104
Non-business use property		499		583
Less: valuation allowance		(169)		(230)

	(Won)	2,509,374	(Won)	2,436,702

(2)	Tangible assets as of December 31, 2006 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	984,270	(Won)	—	(Won)	7,115	(Won)	977,155
Buildings		986,420		181,228		8,420		796,772
Leasehold improvements		233,156		177,676		—		55,480
Equipment and vehicles		1,648,763		1,343,097		—		305,666
Construction in progress		2,659		—		—		2,659

	(Won)	3,855,268	(Won)	1,702,001	(Won)	15,535	(Won)	2,137,732

Tangible assets as of December 31, 2005 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	986,522	(Won)	—	(Won)	7,109	(Won)	979,413
Buildings		939,204		160,328		4,357		774,519
Leasehold improvements		190,109		145,746		—		44,363
Equipment and vehicles		1,554,613		1,314,818		—		239,795
Construction in progress		155		—		—		155

	(Won)	3,670,603	(Won)	1,620,892	(Won)	11,466	(Won)	2,038,245

(3)	The changes in book value of tangible assets for the year ended December 31, 2006 were as follows (Unit: In millions):

	Beginning		Acquisition		Replacement		Disposal		Depreciation		Impairment		Change in foreign currencies		Ending
Land	(Won)	979,413	(Won)	3,349	(Won)	2,873	(Won)	8,151	(Won)	—	(Won)	(290)	(Won)	(39)	(Won)	977,155
Buildings		774,519		5,745		49,422		6,289		22,059		(4,449)		(117)		796,772
Leasehold improvements		44,363		113		45,504		142		34,337		—		(21)		55,480
Equipment and vehicles		239,795		254,835		—		22,915		165,986		—		(63)		305,666
Construction in progress		155		100,303		(97,799)		—		—		—		—		2,659

	(Won)	2,038,245	(Won)	364,345	(Won)	—	(Won)	37,497	(Won)	222,382	(Won)	(4,739)	(Won)	(240)	(Won)	2,137,732

(4)	The published value of the land was (Won)1,307,078 million and (Won) 1,059,377 million as of December 31, 2006 and 2005, respectively, based on the Laws on Disclosure of Land Price and Valuation of Land

(5)	Tangible assets, which have been insured as of December 31, 2006, were as follows (Unit: In millions):

Type of insurance	Asset insured	Insured amount		Insurance company
Property composite	Buildings	(Won)	829,507	Samsung Fire & Marine
	Leasehold improvements		120,043	Insurance Co., Ltd. & others
	Equipment and vehicles		196,152

		(Won)	1,145,702

(6)	Intangible assets as of December 31, 2006 consisted of (Unit: In millions):

	Acquisition cost		Accumulated amortization		Book value
Goodwill	(Won)	705,108	(Won)	404,784	(Won)	300,324
Others		125,502		54,514		70,988

	(Won)	830,610	(Won)	459,298	(Won)	371,312

(7)	The changes in intangible assets for the year ended December 31, 2006 were as follows (Unit: In millions):

	Beginning		Increase		Amortization		Ending
Goodwill	(Won)	378,669	(Won)	—	(Won)	78,345	(Won)	300,324
Others		19,435		75,199		23,646		70,988

	(Won)	398,104	(Won)	75,199	(Won)	101,991	(Won)	371,312

(8)	Non-business use properties as of December 31, 2006 consisted of (Unit: In millions):

	Acquisition cost		Valuation allowance		Book value
Non-business use land	(Won)	18	(Won)	12	(Won)	6
Non-business use building		481		157		324

	(Won)	499	(Won)	169	(Won)	330

9.	OTHER ASSETS:

(1)	Other assets as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Guarantee deposits paid	(Won)	1,166,454	(Won)	1,164,533
Accounts receivable		2,172,569		466,442
Accrued income		1,166,963		998,354
Prepaid accounts		114,684		65,519
Prepaid expenses		79,862		43,266
Deferred income tax assets (Note 24)		23,886		353,214
Derivatives assets		1,260,748		1,202,063
Domestic exchange settlement debits		962,250		720,433
Sundry assets		33,935		34,502
Allowances for possible loan losses		(102,212)		(47,502)

	(Won)	6,879,139	(Won)	5,000,824

(2)	Sundry assets as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Receivables on cash sent to other banks	(Won)	410	(Won)	350
Supplies		18,608		14,468
Deposit money to court (*)		14,883		19,514
Others		34		170

	(Won)	33,935	(Won)	34,502

(*)	Securities is included in deposit money to court of which book value, face value and fair value are (Won)9,691 million, (Won) 10,250 million and (Won)12,017 million, respectively.

10.	DEPOSITS:

(1) Deposits as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Deposits in Won	(Won)	119,012,658	(Won)	119,512,556
Deposits in foreign currencies		1,427,557		1,379,133
Negotiable certificates of deposits		9,579,701		5,389,543

	(Won)	130,019,916	(Won)	126,281,232

(2)	Deposits as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Demand deposits in Won:
Checking deposits	(Won)	231,953	(Won)	190,629
Household checking deposits		477,770		478,851
Temporary deposits		4,066,769		3,668,420
Passbook deposits		15,176,852		13,403,993
Public fund deposits		199,948		176,397
National Treasury deposits		2,641		2,879
Nonresident’s deposit in Won		23,636		24,898

		20,179,569		17,946,067

Time deposits and savings deposits in Won:
Time deposits		57,138,595		57,387,089
Installment savings deposits		1,097,474		1,218,956
Property formation savings		541		955
Workers’ savings for housing		2		27
Time and savings deposits of non residents in Won		193,344		213,436
General savings deposits		20,826,726		20,151,013
Corporate savings deposits		8,302,352		9,391,238
Long-term savings deposits for workers		4,334		7,388
Long-term housing savings deposits		3,057,236		2,390,596
Long-term savings for households		3,711		7,377
Workers’ preferential savings deposits		530,867		1,097,848
Mutual installment deposits		3,833,573		5,120,668
Mutual installment for housing		3,842,727		4,582,031

		98,831,482		101,568,622

		119,011,051		119,514,689
Loss (gain) on valuation of fair value hedged item (current year portion)		3,740		(2,133)
Loss (gain) on valuation of fair value hedged item (prior year portion)		(2,133)		—

		119,012,658		119,512,556

Demand deposits in foreign currencies:
Checking deposits	(Won)	43,875	(Won)	51,185
Passbook deposits		736,034		701,514
Notice deposits		199		241
Temporary deposits		2,377		1,300

		782,485		754,240

Time deposits and savings deposits in foreign currencies:
Time deposits		643,404		622,887
Installment savings deposits		620		643
Others		1,048		1,363

		645,072		624,893

		1,427,557		1,379,133

Negotiable certificates of deposits		9,579,701		5,389,543

	(Won)	130,019,916	(Won)	126,281,232

(3)	Deposits with financial institutions as of December 31, 2006 and 2005 were as follows (Unit: In millions):

	Financial institutions	2006		2005
Deposits in Won	Banks	(Won)	555,822	(Won)	1,023,544
	Others		3,025,005		5,201,307

			3,580,827		6,224,851

Deposits in foreign currencies	Banks		74,668		84,972
	Others		43,230		27,171

			117,898		112,143

Negotiable certificates of deposits	Banks		3,935		—
	Others		6,304,672		1,531,287

			6,308,607		1,531,287

		(Won)	10,007,332	(Won)	7,868,281

(4)	Term structure of deposits as of December 31, 2006 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Deposits in Won	(Won)	72,776,585	(Won)	9,027,056	(Won)	27,035,971	(Won)	6,954,368	(Won)	3,218,678	(Won)	119,012,658
Deposits in foreign currencies		1,239,409		150,677		33,688		3,783		—		1,427,557
Negotiable certificate of deposits		5,996,076		2,526,968		1,056,503		154		—		9,579,701

	(Won)	80,012,070	(Won)	11,704,701	(Won)	28,126,162	(Won)	6,958,305	(Won)	3,218,678	(Won)	130,019,916

Term structure of deposits as of December 31, 2005 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Deposits in Won	(Won)	72,722,858	(Won)	11,074,041	(Won)	25,280,674	(Won)	7,752,630	(Won)	2,682,353	(Won)	119,512,556
Deposits in foreign currencies		1,189,235		146,190		37,613		6,095		—		1,379,133
Negotiable certificate of deposits		2,346,463		2,351,554		690,927		599		—		5,389,543

	(Won)	76,258,556	(Won)	13,571,785	(Won)	26,009,214	(Won)	7,759,324	(Won)	2,682,353	(Won)	126,281,232

11.	BORROWINGS:

(1) Borrowings as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Borrowings in Won	(Won)	2,502,479	(Won)	2,608,515
Borrowings in foreign currencies		3,876,379		3,186,803
Bonds sold under repurchase agreements		7,053,755		6,384,308
Bills sold		462,479		296,722
Due to BOK in foreign currencies		—		542
Call money		165,086		1,260,446

	(Won)	14,060,178	(Won)	13,737,336

(2)	Borrowings in Won as of December 31, 2006 and 2005 consisted of (Unit: In millions):

Account	Financial institution	Annual interest rate (%)	2006		2005
Borrowings from the BOK	BOK	2.75	(Won)	681,965	(Won)	646,308
Borrowings from the Korean government	Ministry of Finance and Economy, and others	0.00 ~ 6.50		557,789		636,948
Borrowings from banking institutions	Industrial Bank of Korea	3.40 ~ 4.25		76,646		115,437
Borrowings from National Housing Fund	National Housing Fund	8.00		1,222		2,004
Borrowings from non-banking financial institutions	Korea Development Bank	2.00 ~ 4.00		4,380		4,353
Other borrowings	Small Business Corporation and others	1.20 ~ 5.10		1,180,477		1,203,465

			(Won)	2,502,479	(Won)	2,608,515

(3)	Borrowings in foreign currencies as of December 31, 2006 and 2005 consisted of (Unit: In millions):

Account	Financial institution	Annual interest rates (%)	2006		2005
Due to banks	ABN Amro Bank N.V and others	—	(Won)	56,320	(Won)	42,954
Borrowings from banking institutions	Barclays PLC HK and others	0.50 ~ 5.89		2,807,267		1,857,330
Off-shore borrowings in foreign currencies	United Overseas Bank NY IBF and others	5.30 ~ 5.99		152,308		401,197
Other borrowings from banking institutions	IBRD	6.11		6,845		10,466
Other borrowings in foreign currencies	Financial institution and others	—		853,639		874,856

			(Won)	3,876,379	(Won)	3,186,803

(4)	Bonds sold under repurchase agreements, bills sold and due to BOK in foreign currencies as of December 31, 2006 and 2005 consisted of the following (Unit: In millions):

Account	Financial institution	Annual interest rates (%)	2006		2005
Bonds sold under repurchase agreements in Won	Person, group & corporations	3.40 ~ 5.13	(Won)	7,053,755	(Won)	6,384,308
Bills sold	Teller’s Sales	3.09 ~ 4.86		462,479		296,722
Due to the Bank of Korea in foreign currencies	BOK	—		—		542

			(Won)	7,516,234	(Won)	6,681,572

(5)	Call money as of December 31, 2006 and 2005 consisted of (Unit: In millions):

Account	Financial institution	Annual interest rates (%)	2006		2005
Won	Deutsche Investment Trust Management Company Ltd. and Others	4.15 ~ 4.55	(Won)	117,700	(Won)	984,100
Foreign currencies	Banca Nazionale del Lavoro and others	5.31 ~ 7.60		47,386		276,346

			(Won)	165,086	(Won)	1,260,446

(6)	Borrowings in Won, borrowings in foreign currencies and others with financial institutions as of December 31, 2006 were as follows (Unit: In millions):

	Won		Foreign currencies		Due to BOK & call money		Total
BOK	(Won)	681,965	(Won)	—	(Won)	—	(Won)	681,965
Banks		76,646		3,829,469		57,386		3,963,501
Others		4,380		46,910		107,700		158,990

	(Won)	762,991	(Won)	3,876,379	(Won)	165,086	(Won)	4,804,456

Borrowings in Won, borrowings in foreign currencies and others with financial institutions as of December 31, 2005 were as follows (Unit: In millions):

	Won		Foreign currencies		Due to BOK & call money		Total
BOK	(Won)	646,308	(Won)	—	(Won)	542	(Won)	646,850
Banks		115,437		3,117,958		276,346		3,509,741
Others		4,353		68,792		984,100		1,057,245

	(Won)	766,098	(Won)	3,186,750	(Won)	1,260,988	(Won)	5,213,836

(7)	Term structure of borrowings as of December 31, 2006 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Borrowings in Won	(Won)	744,542	(Won)	66,632	(Won)	153,392	(Won)	685,493	(Won)	852,420	(Won)	2,502,479
Borrowings in foreign currencies		1,410,963		1,365,518		541,590		539,974		18,334		3,876,379
Bonds sold under repurchase agreements		4,589,657		1,250,944		1,212,944		210		—		7,053,755
Bills sold		311,187		63,269		88,023		—		—		462,479
Call money		165,086		—		—		—		—		165,086

	(Won)	7,221,435	(Won)	2,746,363	(Won)	1,995,949	(Won)	1,225,677	(Won)	870,754	(Won)	14,060,178

Term structure of borrowings as of December 31, 2005 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Borrowings in Won	(Won)	711,978	(Won)	71,183	(Won)	151,966	(Won)	712,198	(Won)	961,190	(Won)	2,608,515
Borrowings in foreign currencies		1,369,440		1,009,506		463,420		315,981		28,456		3,186,803
Bonds sold under repurchase agreements		3,391,564		1,415,535		1,562,596		14,613		—		6,384,308
Bills sold		89,094		207,482		146		—		—		296,722
Due to the BOK in foreign currencies		426		116		—		—		—		542
Call money		1,260,446		—		—		—		—		1,260,446

	(Won)	6,822,948	(Won)	2,703,822	(Won)	2,178,128	(Won)	1,042,792	(Won)	989,646	(Won)	13,737,336

12.	DEBENTURES:

(1)	Debentures as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Debentures in Won	(Won)	22,709,838	(Won)	15,528,273
Less: Discount on debentures		(158,575)		(35,368)
Debentures in foreign currencies		2,430,834		1,051,990
Addition: Premiums on debentures		409		3,092

	(Won)	24,982,506	(Won)	16,547,987

(2)	Debentures in Won as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	Annual interest rate (%)	2006		2005
Hybrid debentures	6.00 ~ 7.00	(Won)	903,668	(Won)	903,668
Structured debentures	4.29 ~ 8.62		1,587,701		208,131
Subordinated fixed rate debentures in Won	4.19 ~ 15.02		6,670,799		5,794,072
KCC subordinated fixed rate debentures	7.10 ~ 8.00		205,000		205,000
KCC fixed rate debentures	5.54 ~ 5.87		200,000		390,000
Fixed rate debentures	3.14 ~ 6.16		13,198,004		8,068,146

			22,765,172		15,569,017

	Annual interest rate (%)	2006		2005
Loss (gain) on valuation of fair value hedged items (current year portion)			(14,544)		(44,494)
Loss (gain) on valuation of fair value hedged items (prior year portion)(*)			(40,790)		3,750

			22,709,838		15,528,273
Discounts on debentures			(158,575)		(35,368)

		(Won)	22,551,263	(Won)	15,492,905

(*1)	The gains on prior redemption of debentures were (Won)46 million.

(3)	Hybrid debentures and subordinated debentures as of December 31, 2006 and 2005 were as follows (Unit: In millions):

	Issued date	Expiration date	Annual interest rate (%)	2006		2005
Subordinated fixed rate debentures in Won	Feb-98 ~ Dec-00	Feb-03 ~ Feb-06	—	(Won)	13,401	(Won)	1,009,529
	Nov-98	Nov-09	15.02		76,900		104,900
	Nov-00	Nov-10 ~ Dec-10	9.57 ~ 9.65		162,051		162,051
	May-01	Feb-07	7.60 ~ 7.65		200,000		200,000
	Jun-01	Mar-08 ~ Mar-09	7.68 ~ 7.86		377,529		377,529
	Aug-01	Aug-07	6.69 ~ 6.73		100,000		100,000
	Sep-01	Mar-08	6.69 ~ 6.73		150,000		150,000
	Mar-02	Jan-08	7.06 ~ 7.10		241,684		241,684
	Jul-02	Jan-08	6.96 ~ 7.00		302,399		302,399
	Sep-02	Mar-08 ~ Mar-13	6.27 ~ 6.70		500,000		500,000
	Nov-02	May-08 ~ May-13	6.07 ~ 6.55		558,775		558,775
	Dec-02	Jan-08	8.00		110,000		110,000
	Dec-02	Jun-08 ~ Dec-14	6.20 ~ 6.65		180,370		180,370
	Jan-03	Feb-08	7.65		50,000		50,000
	Mar-03	Apr-08	7.10		45,000		45,000
	Oct-03	Jan-09 ~ Jan-14	5.18 ~ 5.60		449,051		449,051
	Feb-04	Aug-09 ~ Aug-14	5.65 ~ 6.16		700,000		700,000
	Sep-04	Dec-18	5.12		57,784		57,784
	Dec-04	Jun-10	4.19 ~ 4.20		700,000		700,000
	Mar-06	Jan-12	5.67 ~ 5.70		1,900,855		—

					6,875,799		5,999,072

Hybrid debentures	Jun-03	Jun-33	6.00		105,145		105,145
	Aug-03	Aug-33	7.00		533,355		533,355
	Oct-03	Oct-33	6.80		265,168		265,168

					903,668		903,668

				(Won)	7,779,467	(Won)	6,902,740

(4)	Debentures in foreign currencies as of December 31, 2006 and 2005 were as follows (Unit: In millions):

	Annual interest rate (%)	2006		2005
Floating rates debentures	0.51 ~ 6.12	(Won)	1,964,851	(Won)	550,365
Fixed rates debentures	2.37 ~ 4.63		475,099		517,234

			2,439,950		1,067,599
Loss (gain) on valuation of fair value hedged items (current year portion)			6,493		(8,181)
Gain on valuation of fair value hedged items (prior year portion)			(15,609)		(7,428)

			2,430,834		1,051,990
Premiums on debentures			1,771		4,076
Discounts on debentures			(1,362)		(984)

		(Won)	2,431,243	(Won)	1,055,082

(5)	Term structure of debentures as of December 31, 2006 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Debentures in Won	(Won)	2,019,839	(Won)	864,045	(Won)	5,685,281	(Won)	8,240,751	(Won)	5,899,922	(Won)	22,709,838
Debentures in foreign currencies		226,301		305,385		624,016		488,674		786,458		2,430,834

	(Won)	2,246,140	(Won)	1,169,430	(Won)	6,309,297	(Won)	8,729,425	(Won)	6,686,380	(Won)	25,140,672

Term structure of debentures as of December 31, 2005 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Debentures in Won	(Won)	1,825,117	(Won)	2,924,111	(Won)	3,532,030	(Won)	3,215,630	(Won)	4,031,385	(Won)	15,528,273
Debentures in foreign currencies		20,381		48,994		42,995		593,743		345,877		1,051,990

	(Won)	1,845,498	(Won)	2,973,105	(Won)	3,575,025	(Won)	3,809,373	(Won)	4,377,262	(Won)	16,580,263

13.	OTHER LIABILITIES:

Other liabilities as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Accrued severance benefits (Note 15)	(Won)	536,347	(Won)	387,491
Less: Severance insurance deposits (Note 15)		(334,979)		(236,529)
Allowance for possible losses on acceptances and guarantees (Note 14)		18,772		10,141
Due to trust accounts		1,281,185		1,059,469
Guarantees deposits received		99,325		109,454
Accounts payable		2,357,841		834,510
Accrued expenses		4,106,604		4,872,756
Advances from customers		190,575		360,766
Unearned revenues		87,556		79,652
Withholding taxes		114,630		83,262
Accounts for agency business		151,479		110,982
Domestic exchange settlement loans		141,042		538,799
Derivatives liabilities		1,148,033		1,070,996
Agency		171,024		272,838
Sundry liabilities (Note 16)		1,019,490		1,098,907

	(Won)	11,088,924	(Won)	10,653,494

14.	ACCEPTANCES AND GUARANTEES AND ALLOWANCES FOR POSSIBLE LOSSES:

(1)	Acceptances and guarantees as of December 31, 2006 and 2005 were as follows (Unit: In millions):

Types	2006		2005
Confirmed acceptances and guarantees in Won:
Payment guarantee for issuance of debentures	(Won)	1,150	(Won)	768
Payment guarantee for loans		53,237		34,527
Others		894,893		352,946

		949,280		388,241

Confirmed acceptances and guarantees in foreign currencies:
Acceptances on letters of credit		93,017		86,170
Acceptances for letters of guarantee for importers		56,089		68,272
Guarantees for performance of contracts		76,385		68,692
Guarantees for bids		4,082		4,004
Guarantees for borrowings		36,128		48,091
Guarantees for repayment of advances		1,101,403		761,489
Others		387,923		364,601

		1,755,027		1,401,319

		2,704,307		1,789,560

Types	2006		2005
Unconfirmed acceptances and guarantees:
Letters of credit	(Won)	1,266,858	(Won)	1,092,825
Others		1,037,576		879,367

		2,304,434		1,972,192

Bills endorsed		4,540		10,910
	(Won)	5,013,281	(Won)	3,772,662

(2)	Acceptances and guarantees, by customer, as of December 31, 2006 were as follows (Unit: In millions):

By customer	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Large corporations	(Won)	1,841,739	(Won)	1,586,005	(Won)	1,213	(Won)	3,428,957	68.40
Small and medium corporations		522,820		676,432		3,247		1,202,499	23.99
Public sector and others		339,748		41,997		80		381,825	7.61

	(Won)	2,704,307	(Won)	2,304,434	(Won)	4,540	(Won)	5,013,281	100.00

Acceptances and guarantees, by customer, as of December 31, 2005 were as follows (Unit: In millions):

By customer	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Large corporations	(Won)	1,053,190	(Won)	1,359,261	(Won)	470	(Won)	2,412,921	63.96
Small and medium corporations		435,137		570,457		10,140		1,015,734	26.92
Public sector and others		301,233		42,474		300		344,007	9.12

	(Won)	1,789,560	(Won)	1,972,192	(Won)	10,910	(Won)	3,772,662	100.00

(3)	Acceptances and guarantees, by industry, as of December 31, 2006 were as follows (Unit: In millions):

By industry	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Public sector	(Won)	68	(Won)	78,563	(Won)	—	(Won)	78,631	1.57
Finance		343,714		—		—		343,714	6.86
Service		393,552		39,330		—		432,882	8.63
Manufacturing		1,593,449		1,723,450		2,623		3,319,522	66.21
Others		373,524		463,091		1,917		838,532	16.73

	(Won)	2,704,307	(Won)	2,304,434	(Won)	4,540	(Won)	5,013,281	100.00

Acceptances and guarantees, by industry, as of December 31, 2005 were as follows (Unit: In millions):

By industry	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Public sector	(Won)	167	(Won)	69,410	(Won)	—	(Won)	69,577	1.84
Finance		426,695		9,479		—		436,174	11.56
Service		99,072		36,200		—		135,272	3.59
Manufacturing		954,209		1,277,050		6,350		2,237,609	59.31
Others		309,417		580,053		4,560		894,030	23.70

	(Won)	1,789,560	(Won)	1,972,192	(Won)	10,910	(Won)	3,772,662	100.00

(4)	Acceptances and guarantees, by country, as of December 31, 2006 were as follows (Unit: In millions):

By country	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Korea	(Won)	2,453,216	(Won)	2,304,434	(Won)	4,540	(Won)	4,762,190	94.99
Japan		63		—		—		63	0.00
Others		251,028		—		—		251,028	5.01

	(Won)	2,704,307	(Won)	2,304,434	(Won)	4,540	(Won)	5,013,281	100.00

Acceptances and guarantees, by country, as of December 31, 2005 were as follows (Unit: In millions):

By country	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Korea	(Won)	1,455,270	(Won)	1,972,113	(Won)	10,910	(Won)	3,438,293	91.14
France		293,770		—		—		293,770	7.79
USA		40,520		—		—		40,520	1.07
Others		—		79		—		79	0.00

	(Won)	1,789,560	(Won)	1,972,192	(Won)	10,910	(Won)	3,772,662	100.00

(5)	Allowance for possible losses on acceptances and guarantees and others as of December 31, 2006 was as follows (Unit: In millions):

	Confirmed acceptances and guarantees				Unconfirmed acceptances and guarantees
	Won		Foreign currencies				Bills endorsed		Total
Normal	(Won)	946,453	(Won)	1,746,240	(Won)	2,283,303	(Won)	4,295	(Won)	4,980,291
Precautionary		2,446		3,186		7,490		—		13,122
Substandard		30		5,586		7,244		40		12,900
Doubtful		350		—		434		205		989
Estimated loss		1		15		5,963		—		5,979

	(Won)	949,280	(Won)	1,755,027	(Won)	2,304,434	(Won)	4,540	(Won)	5,013,281
Allowance for possible losses	(Won)	3,650	(Won)	7,613	(Won)	7,268	(Won)	241	(Won)	18,772

Ratio (%)		0.38		0.43		0.32		5.31		0.37

Allowance for possible losses on acceptances and guarantees and others as of December 31, 2005 were as follows (Unit: In millions):

	Confirmed acceptances and guarantees				Unconfirmed acceptances and guarantees
	Won		Foreign currencies				Bills endorsed		Total
Normal	(Won)	382,574	(Won)	1,387,575	(Won)	1,943,043	(Won)	10,572	(Won)	3,723,764
Precautionary		3,658		11,335		12,573		299		27,865
Substandard		50		2,194		8,445		—		10,689
Doubtful		1,888		209		1,198		39		3,334
Estimated loss		71		6		6,933		—		7,010

	(Won)	388,241	(Won)	1,401,319	(Won)	1,972,192	(Won)	10,910	(Won)	3,772,662
Allowance for possible losses	(Won)	1,395	(Won)	3,640	(Won)	5,028	(Won)	78	(Won)	10,141

Ratio (%)		0.36		0.26		0.25		0.71		0.27

(6)	The percentage of allowance for possible losses on acceptances and guarantees and others as of December 31, 2006, 2005 and 2004 was as follows (Unit: In millions):

	Guarantees and acceptances and others		Allowance		Percentage (%)
December 31, 2006 (*)	(Won)	5,013,281	(Won)	18,772	0.37
December 31, 2005 (*)		3,772,662		10,141	0.27
December 31, 2004		975,788		1,150	0.12

(*)	Pursuant to the amended Supervisory Regulation of Banking Business, the Bank has extended the scope of allowance for possible losses since 2005. Furthermore, the minimum rate of loss provision increased for confirmed and unconfirmed acceptances and guarantees and notes endorsed classified as normal and precautionary as of December 31, 2006. Due to the change, the allowance for possible losses on acceptances and guarantees increased by (Won)4.3 billion as of December 31, 2006.

15.	ACCRUED SEVERANCE BENEFITS:

The changes in accrued severance benefits for the year ended December 31, 2006 were as follows (Unit: In millions):

	Beginning		Provision		Payment		Other changes(*)		Ending
Accrued severance benefits	(Won)	387,491	(Won)	165,533	(Won)	16,664	(Won)	(13)	(Won)	536,347
Severance insurance deposits		(236,529)		(100,218)		(1,768)		—		(334,979)

	(Won)	150,962	(Won)	65,315	(Won)	14,896	(Won)	(13)	(Won)	201,368

(*)	Gain on foreign currency translation of the accrued severance benefit of the Tokyo branch office.

As of December 31, 2006, part of severance benefits was contributed to pension funds of Kyobo Life Insurance Co., Ltd. and others in which the beneficiary is a respective employee.

16.	SUNDRY LIABILITIES:

(1)	Sundry liabilities as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Borrowings for others’ business	(Won)	94,769	(Won)	128,567
Foreign currency bills payable		54,515		38,645
Prepaid card and debit card liabilities		20,947		8,540
Subscription deposits		71,665		45,904
Other allowances		776,661		875,835
Others		933		1,416

	(Won)	1,019,490	(Won)	1,098,907

(2)	Other allowances as of December 31, 2006 and 2005 consisted of (Unit: In millions):

	2006		2005
Loss on branch closure	(Won)	140	(Won)	167
Mileage rewards		89,025		85,876
KAMCO loans sold (Note 19)		252		241
Credit commitments to SPC (Note 19)		3,602		384,724
KP Chemical loans sold		4,605		4,029
Dormant accounts		27,689		27,035
Unused credit limit		566,655		342,281
Others		84,693		31,482

	(Won)	776,661	(Won)	875,835

The unused credit limit for other allowances amounts to (Won) 76,832,125 million as of December 31, 2006. Pursuant to the amended Supervisory Regulation, the Bank extended the scope of other allowances for the unused credit limit of credit card to the extent of the unused credit line of card holders with no record of credit card transaction for the past 1 year, and increased the minimum rate of loss provision for unused credit limit classified as normal and precautionary in 2006. Due to the changes, other allowances for unused credit limit increased by (Won)227.9 billion as of December 31, 2006.

17.	SHAREHOLDERS’ EQUITY:

(1)	Capital stock

As of December 31, 2006 and 2005, the Bank has 1 billion common shares authorized with a par value per share of (Won)5,000 and 336,379,116 shares((Won) 1,681,896 million) issued. The Bank’s major shareholders were Euro-Pacific Growth Fund (18,377,910 shares, 5.46 percent) and ING Bank N.V. Amsterdam (13,650,001 shares, 4.06 percent) as of December 31, 2006.

As a result of the legal consolidation with H&CB, the registered shareholders of both the Bank and H&CB, as of October 31, 2001, received 179,775,233 shares and 119,922,229 shares, respectively. The new shares were distributed based on an exchange ratio of one new Bank share each for 1.688346 old Bank shares and one new Bank share for one H&CB share. The new shares were listed on the Korea Stock Exchange on November 9, 2001. Furthermore, as a result of the merger with Kookmin Credit Co., Ltd., the Bank issued 8,120,431 shares.

Under the General Banking Act, if a single entity, other than the government or a foreign investor, owns more than 4 percent of total outstanding voting shares, that entity’s voting rights are limited to 4 percent shareholding.

(2)	Capital surplus

The capital surplus as of December 31, 2006 and 2005 were as follows (Unit: In millions):

	2006		2005
Paid-in-capital in excess of par value	(Won)	5,655,840	(Won)	5,655,840
Gain on business combination		397,669		397,669
Revaluation increment		177,229		177,229
Gain on disposal of treasury stock		27,559		24,048

	(Won)	6,258,297	(Won)	6,254,786

The gain on business combination was due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998.

(3)	Retained earnings

1)	Retained earnings as of December 31, 2006 and 2005 are summarized as follows (Unit: In millions):

	2006		2005
Legal reserve	(Won)	826,640	(Won)	601,340
Reserve for financial structure improvement		55,600		55,600
Voluntary reserve		2,499,200		852,700
Other reserve		363,194		362,862
Retained earnings before appropriations		2,470,588		2,057,446

	(Won)	6,215,222	(Won)	3,929,948

2)	Legal reserve

The Korean Banking Law requires a bank to appropriate at least 10 percent of net income after income tax to legal reserve, until such reserve equals 100 percent of its paid-in capital. This reserve is not available for payment of cash dividends; however, it can be used to reduce deficit or be transferred to capital.

3)	Reserve for financial structure improvement (voluntary reserve)

In 2002, the Finance Supervisory Service recommended banks to appropriate at least 10 percent of net income after accumulated deficit to reserve for financial structure improvement, until simple capital ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce deficit or be transferred to capital.

4)	Retained earnings appropriated for accumulated deficit

The Bank appropriated voluntary reserve amounting to (Won)754,900 million to offset accumulated deficit, pursuant to the approval at the shareholders’ meeting on March 23, 2004.

(4)	Capital adjustments

1)	Capital adjustments as of December 31, 2006 and 2005 were as follows (Unit: In millions):

	2006		2005
Treasury stock	(Won)	—	(Won)	(9,660)
Gain on valuation of available-for-sale securities		883,556		511,368
Gain on valuation of held-to-maturity securities		98		426
Gain on valuation of securities using the equity method		22,039		13,282
Loss on valuation of securities using the equity method		(6,151)		(12,334)
Stock options		—		3,888

	(Won)	899,542	(Won)	506,970

2)	The changes of capital adjustments for the year ended December 31, 2006 were as follows (Unit: In millions):

	Beginning balance		Changes		Disposal or realization		Ending balance
Treasury stock	(Won)	(9,660)	(Won)	—	(Won)	9,660	(Won)	—
Gain on valuation of available-for-sale securities		511,368		477,839		(105,651)		883,556
Gain on valuation of held-to-maturity securities		426		—		(328)		98
Change due to the equity method		948		15,522		(582)		15,888
Stock options		3,888		—		(3,888)		—

	(Won)	506,970	(Won)	493,361	(Won)	(100,789)	(Won)	899,542

(5)	Dividends

The calculation of dividends for the years ended December 31, 2006 and 2005 was as follows:

	2006	2005
Issued stocks (shares)	336,379,116	336,379,116
Treasury stock (shares)	—	217,935

Dividend stocks (shares)	336,379,116	336,161,181
Dividend rate (%)	73.00	11.00

The amount of dividend (Won in million)	1,227,784	184,889

Dividend propensity (%)	49.67	8.21

Dividend yield ratio (%)	4.87	0.72

18.	STOCK OPTIONS:

(1)	The Bank granted stock options to executives including the president several times. When the stock options are exercised, the Bank has the option to settle either through issuance of new shares or treasury stock, or through payment of cash equivalent to the difference between the market price and the exercise price. In accordance with the resolution of the Board of Directors on August 23, 2005, the Bank has changed the settlement method from granting the treasury stock to paying cash equivalent to the difference between the market price and the exercise price only after the remaining treasury stock is exhausted. Accordingly, stock options against 217,935 shares of treasury stock, which the Bank owned as of December 31, 2005, were recorded using the fair value method accounting, and the other stock options were recorded using intrinsic value method accounting. Stock options that are settled through the issuance of shares were entirely exercised in 2006, and the remaining stock options as of December 31, 2006 are entirely those that are settled through payment of cash equivalent to the difference between the market price and the exercise price.

The details of the stock options as of December 31, 2006 were as follows:

		Granted shares
	Grant date	Granted	Forfeited	Exercised	Outstanding	Exercise price		Exercise period
Series 2	01.03.15	214,975	16,882	109,986	88,107	(Won)	28,027	04.03.16 ~ 09.03.15
Series 4	00.02.28	267,000	65,218	201,782	—		27,600	03.03.01 ~ 06.02.28
Series 6	01.03.24	111,000	38,624	63,743	8,633		25,100	04.03.25 ~ 07.03.24
Series 7	01.11.16	850,000	200,000	500,000	150,000		51,200	04.11.17 ~ 09.11.16
Series 8-1 (*2)	02.03.22	132,000	89,753	13,384	28,863		57,100	05.03.23 ~ 10.03.22
Series 8-2 (*3)	02.03.22	490,000	180,691	45,744	263,565		57,100	05.03.23 ~ 10.03.22
Series 9 (*3)	02.07.26	30,000	6,101	—	23,899		58,800	05.07.27 ~ 10.07.26
Series 10-1(*2)	03.03.21	140,000	76,557	20,029	43,414		46,962	06.03.22 ~ 11.03.21
Series 10-2 (*3)	03.03.21	180,000	91,097	17,910	70,993		35,500	06.03.22 ~ 11.03.21
Series 11(*3)	03.08.27	30,000	24,909	—	5,091		40,500	06.08.28 ~ 11.08.27
Series 12 (*3)	04.02.09	85,000	9,461	—	75,539		46,100	07.02.10 ~ 12.02.09
Series 13-1(*2)	04.03.23	20,000	—	—	20,000		48,650	07.03.24 ~ 12.03.23
Series 13-2 (*3)	04.03.23	10,000	—	—	10,000		47,200	07.03.24 ~ 12.03.23
Series 14 (*2, 3)	04.11.01	700,000	—	—	700,000		51,000	07.11.02 ~ 12.11.01
Series 15-1(*2)	05.03.18	165,000	29,741	—	135,259		59,288	08.03.19 ~ 13.03.18
Series 15-2 (*3)	05.03.18	765,000	184,931	—	580,069		46,800	08.03.19 ~ 13.03.18
Series 16 (*3)	05.04.27	15,000	—	—	15,000		45,700	08.04.28 ~ 13.04.27
Series 17 (*3)	05.07.22	30,000	—	—	30,000		49,200	08.07.23 ~ 13.07.22
Series 18 (*3)	05.08.23	15,000	—	—	15,000		53,000	08.08.24 ~ 13.08.23
Series 19 (*1)	06.03.24	940,000	—	—	940,000		80,900	09.03.25 ~ 14.03.24
Series 20 (*1)	06.04.28	30,000	—	—	30,000		84,600	09.04.29 ~ 14.04.28
Series 21 (*1)	06.10.27	20,000	—	—	20,000		79,000	09.10.28 ~ 14.10.27
Kookmin Credit Card-1 (*4)	01.03.22	22,146	—	—	22,146		71,538	04.03.23 ~ 11.03.22
Kookmin Credit Card -2 (*2, 4)	02.03.29	9,990	—	—	9,990		129,100	04.03.30 ~ 11.03.29

		5,272,111	1,013,965	972,578	3,285,568

(*1)	The exercise price is adjusted by the rate of increase of the market value of the major competitors as of December 31, 2006.
(*2)	The exercise price is adjusted by the rate of increase of the average stock price index of the banking industry as of December 31, 2006.
(*3)	As the actual number of exercisable granted shares is determined in accordance with the management performance for the contract period of service, the number of granted shares used for the calculation of compensation cost is computed based on the assumption that the performance result falls into the highest level in the bracket.
(*4)	The Bank took over the stock options granted by Kookmin Credit Card Co., Ltd. of which the exercise price and number of shares were adjusted in proportion to the merger ratio.

(2)	The compensation costs as of December 31, 2006 were as follows (Unit: In millions):

	Amount
Total compensation cost of stock options	(Won)	53,964
Reflected compensation cost		42,754

Compensation cost to be reflected	(Won)	11,210

The Bank recognized (Won)13,232 million of compensation cost for the year ended December 31, 2006.

19.	CONTINGENCIES AND COMMITMENTS:

(1)	The Bank holds written-off loans, of which the claim for borrowers and guarantors have not been terminated , amounting to (Won)12,005,064 million and (Won)7,743,273 million as of December 31, 2006 and 2005, respectively.

(2)	As of December 31, 2006, the Bank has entered into commitments to provide credit line of (Won)1,158,800 million and to purchase commercial papers amounting to (Won)1,224,200 million with several special purpose companies. Under these commitments, the Bank extended (Won)12,497 million of loans to the companies and recognized (Won)3,602 million of expected loss as other allowance. The Bank has no balance of commitment to purchase commercial papers as of December 31, 2006. In addition, the Bank has entered into commitment amounting to (Won)545,908 million to provide foreign currency loans as of December 31, 2006 and under these commitments, the balance of loans amounts to (Won)181,180 million.

(3)	The Bank entered into the business cooperation agreements with Citibank and Nonghyup regarding the credit card business. Accordingly, the Bank shares the related revenue from such business operation.

(4)	As of December 31, 2006, the Bank has provided allowances of (Won)252 million for losses in relation to the possible future repurchase of loans, which the Bank sold to Korea Asset Management Corporation (“KAMCO”) for (Won)666 million.

(5)	As of December 31, 2006 and 2005, the Bank recorded receivables amounting to (Won)1,900,684 million and (Won)383,838 million, respectively, and payables amounting to (Won)1,900,506 million and (Won)383,550 million for unsettled foreign currency spot transactions, respectively.

(6)	The Bank filed 120 lawsuits involving aggregate claims of (Won)323,145 million and faces 177 lawsuits involving aggregate damages of (Won)513,468 million, which arose in the normal course of the business and are still pending as of December 31. 2006. The management believes that the ultimate liability, if any, will not materially affect the Bank’s financial position. In January 2007, Korea Lottery Service Inc. filed a lawsuit against the Bank with aggregate damages of (Won)445,877 million regarding commitment fee; however, the management believes that the lawsuit will not affect the financial position of the Bank as it is related to a lottery fund.

(7)	The face value of the consumer investment securities amounts to (Won)217,754 million as of December 31, 2006.

(8)	Financial derivatives

The notional amounts outstanding for derivative contracts as of December 31, 2006 and 2005 were as follows (Unit: In millions):

Type	2006						2005
	Trading		Hedge		Total		Trading		Hedge		Total
Interest rate:

Interest rate forwards	(Won)	92,960	(Won)	—	(Won)	92,960	(Won)	303,250	(Won)	—	(Won)	303,250
Interest rate futures		1,470,054		—		1,470,054		695,443		—		695,443
Interest rate swaps		42,563,389		3,718,967		46,282,356		33,487,799		1,581,097		35,068,896
Interest rate options purchased		110,000		—		110,000		300,650		—		300,650
Interest rate options sold		300,000		—		300,000		640,650		—		640,650

		44,536,403		3,718,967		48,255,370		35,427,792		1,581,097		37,008,889

Currency:
Currency forwards		80,949,167		—		80,949,167		58,354,822		—		58,354,822
Currency futures		3,237,813		—		3,237,813		2,419,652		—		2,419,652
Currency swaps		7,888,681		-		7,888,681		4,796,740		-		4,796,740
Currency options purchased		518,421		—		518,421		119,345		—		119,345
Currency options sold		348,144		—		348,144		73,056		—		73,056

		92,942,226		—		92,942,226		65,763,615		—		65,763,615

Stock:
Stock index futures	(Won)	187,454	(Won)	—	(Won)	187,454	(Won)	13,567	(Won)	—	(Won)	13,567
Stock options purchased		723,790		—		723,790		2,746,364		—		2,746,364
Stock options sold		987,929		—		987,929		2,754,603		—		2,754,603
Stock swaps		8,008		—		8,008		—		—		—

		1,907,181		—		1,907,181		5,514,534		—		5,514,534

Other:
Gold index options purchased		—		—		—		146,268		—		146,268
Gold index options sold		—		—		—		146,268		—		146,268

		—		—		—		292,536		—		292,536

	(Won)	139,385,810	(Won)	3,718,967	(Won)	143,104,777	(Won)	106,998,477	(Won)	1,581,097	(Won)	108,579,574

(*)	For transaction between Won and foreign currencies, unsettled amount of transaction is presented using the basic foreign exchange rate based on the contract amount in foreign currencies. For transaction between foreign currencies and foreign currencies, unsettled amount is presented using the basic foreign exchange rate based on foreign currencies purchased at balance sheet dates.

The details of financial derivatives as of December 31, 2006 and the valuation of financial derivatives for the year ended December 31, 2006 were as follows (Unit: In millions):

	Gain on valuation (P/L)						Loss on valuation (P/L)						Gain (loss) on valuation(B/S)
Type	Trading		Hedge		Total		Trading		Hedge		Total		Assets		Liabilities
Interest rate:
Interest rate forwards	(Won)	9	(Won)	—	(Won)	9	(Won)	—	(Won)	—	(Won)	—	(Won)	9	(Won)	—
Interest rate swaps		118,137		31,517		149,654		178,630		35,828		214,458		174,514		217,850
Interest rate options purchased		856		—		856		604		—		604		2,261		—
Interest rate options sold		1,086		—		1,086		30		—		30		—		675

		120,088		31,517		151,605		179,264		35,828		215,092		176,784		218,525

Currency:
Currency forwards		529,587		—		529,587		651,898		—		651,898		537,474		667,386
Currency swaps		233,340		—		233,340		128,390		—		128,390		427,425		210,503
Currency options purchased		1,756		—		1,756		1,717		—		1,717		1,912		3,882
Currency options sold		1,189		—		1,189		1,005		—		1,005		357		1,806

		765,872		—		765,872		783,010		—		783,010		967,168		883,577

Stock:
Stock option purchased		10,004		—		10,004		3,983		—		3,983		116,784		—
Stock option sold		7,915		—		7,915		13,657		—		13,657		—		45,919
Stock swaps		91		—		91		79		—		79		12		12

		18,010		—		18,010		17,719		—		17,719		116,796		45,931

	(Won)	903,970	(Won)	31,517	(Won)	935,487	(Won)	979,993	(Won)	35,828	(Won)	1,015,821	(Won)	1,260,748	(Won)	1,148,033

The details of financial derivatives as of December 31, 2005 and the valuation of financial derivatives for the year ended December 31, 2005 were as follows (Unit: In millions):

	Gain on valuation (P/L)						Loss on valuation (P/L)						Gain (loss) on valuation(B/S)
Type	Trading		Hedge		Total		Trading		Hedge		Total		Assets		Liabilities
Interest rate
Interest rate forwards	(Won)	6	(Won)	—	(Won)	6	(Won)	3	(Won)	—	(Won)	3	(Won)	6	(Won)	3
Interest rate swaps		444,678		1,336		446,014		367,194		56,144		423,338		231,275		242,745
Interest rate options purchased		694		—		694		4,115		—		4,115		2,778		—
Interest rate options sold		3,867		—		3,867		1,109		—		1,109		—		2,179

		449,245		1,336		450,581		372,421		56,144		428,565		234,059		244,927

Currency:
Currency forwards		593,383		—		593,383		531,394		—		531,394		607,398		584,155
Currency swaps		66,458		—		66,458		96,686		—		96,686		298,431		179,250
Currency options purchased		118		—		118		1,011		—		1,011		117		1,011
Currency options sold		620		—		620		41		—		41		618		42

		660,579		—		660,579		629,132		—		629,132		906,564		764,458

Stock:
Stock option purchased		20,002		—		20,002		18,244		—		18,244		61,345		—
Stock option sold		19,765		—		19,765		19,240		—		19,240		—		61,516

		39,767		—		39,767		37,484		—		37,484		61,345		61,516

Other:
Gold index options purchased		36		—		36		1,841		—		1,841		95		—
Gold index options sold		1,928		—		1,928		34		—		34		—		95

		1,964		—		1,964		1,875		—		1,875		95		95

	(Won)	1,151,555	(Won)	1,336	(Won)	1,152,891	(Won)	1,040,912	(Won)	56,144	(Won)	1,097,056	(Won)	1,202,063	(Won)	1,070,996

The Bank uses various derivative instruments for its trading activities, including interest rate and foreign exchange swaps, futures, forwards and options, to manage the interest rate characteristics of certain assets or liabilities and to economically hedge against the effects of fluctuations in interest rates or foreign exchange rates.

The Bank holds derivative instruments accounted for as fair value hedges applied to debentures, subordinated bonds, structured bonds and structured deposits. As of December 31, 2006, the Bank recognized (Won)35,828 million of gains and (Won)31,517 million of losses on valuation of fair value hedged items. In addition, the interest rate swap covers the fair value changes of the hedged items resulted from the fluctuation in interest rate and foreign exchange rate.

(9)	The Bank purchased synthetic Collateralized Default Obligation (CDO) with embedded Credit Default Swap (CDS) for the purpose of earning income such as commission income. The details are as follows (Unit: In USD thousands):

Date of contract	Date of maturity	Amount	Reference entity
2006.8.24	2013.12.20	10,000	116 Global Bonds

The Bank could receive less than par and incur loss in relation to the sale of the CDO in credit events such as the default of the reference entity.

20.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES:

Significant assets and liabilities denominated in foreign currencies as of December 31, 2006 and 2005 were as follows:

	2006				2005
	USD equivalent (In thousands)		KRW equivalent (In millions)		USD equivalent (In thousands)		KRW equivalent (In millions)
Assets:
Foreign currencies	US$	162,872	(Won)	151,406	US$	148,473	(Won)	150,402
Due from banks in foreign currencies		517,050		480,649		531,036		537,941
Securities in foreign currencies		891,936		829,144		768,890		778,887
Loans in foreign currencies		7,811,759		7,261,811		5,246,674		5,314,883
Bills bought in foreign currencies		1,366,517		1,270,314		1,359,412		1,377,085
Call loans in foreign currencies		195,685		181,909		49,307		49,948

Liabilities:
Deposits in foreign currencies	US$	1,535,668	(Won)	1,427,557	US$	1,361,435	(Won)	1,379,133
Borrowings in foreign currencies		4,169,943		3,876,379		3,145,906		3,186,803
Due to BOK in foreign currencies		—		—		535		542
Call money in foreign currencies		50,975		47,386		272,800		276,346
Debentures in foreign currencies		2,614,924		2,430,834		1,038,490		1,051,990
Foreign exchange remittance pending		58,643		54,515		38,149		38,645

(*)	Foreign currencies other than U.S. dollars were translated into U.S. dollars at the basic rates of exchange at balance sheet dates.

21.	INTEREST REVENUE AND EXPENSES:

The average balance of the interest bearing assets and liabilities, and the related interest revenue and expenses as of and for the years ended December 31, 2006 and 2005 were as follows (Unit: In millions):

	2006					2005
	Average balance		Interest revenue /expense		Interest rate (%)	Average balance		Interest revenue /expense		Interest rate (%)
Interest revenue
Due from banks(*)	(Won)	677,666	(Won)	27,973	4.13	(Won)	906,427	(Won)	26,274	2.90
Securities		28,573,543		1,350,319	4.73	(Won)	23,793,346		1,127,393	4.74
Loans		143,416,597		10,652,569	7.43	(Won)	137,302,104		10,101,036	7.36

	(Won)	172,667,806	(Won)	12,030,861	6.97	(Won)	162,001,877	(Won)	11,254,703	6.95

Interest expense
Deposits	(Won)	124,932,357	(Won)	3,433,480	2.75	(Won)	124,548,169	(Won)	3,209,746	2.58
Borrowings		16,471,085		656,936	3.99	(Won)	12,438,673		384,332	3.09
Debentures		21,196,351		1,139,073	5.37	(Won)	18,792,546		1,034,471	5.50

	(Won)	162,599,793	(Won)	5,229,489	3.22	(Won)	155,779,388	(Won)	4,628,549	2.97

(*)	Excluding the average balance of reserve deposits with BOK

22.	GENERAL AND ADMINISTRATIVE EXPENSES:

(1)	General and administrative expenses for the years ended December 31, 2006 and 2005 were as follows (Unit: In millions):

	2006		2005
Salaries	(Won)	1,433,569	(Won)	1,429,852
Provision for severance benefits		165,533		129,897
Other employee benefits		473,416		365,604
Rent		90,770		86,664
Depreciation and amortization		324,373		347,121
Taxes and dues		128,619		122,051
Advertising		118,866		66,273
Development expenses		137,579		132,294
Other general and administrative expenses		339,389		296,006

	(Won)	3,212,114	(Won)	2,975,762

(2)	Other general and administrative expenses for the years ended December 31, 2006 and 2005 were as follows (Unit: In millions):

	2006		2005
Communication	(Won)	44,169	(Won)	34,793
Electricity and utilities		17,271		16,696
Publication		21,906		20,459
Repairs maintenance		17,379		18,406
Vehicle		27,630		27,155
Training		25,832		17,928
Consumption expense		42,602		36,422
Provision fees		79,943		74,598
Others		62,657		49,549

	(Won)	339,389	(Won)	296,006

23.	NON-OPERATING INCOME AND EXPENSES:

Non-operating income and expenses for the years ended December 31, 2006 and 2005 consisted of (In millions):

	2006		2005
Non-operating income:
Gain on disposal of tangible assets	(Won)	10,470	(Won)	11,377
Reversal of tangible assets impairment loss		841		641
Rental income		3,338		3,324
Gain on valuation of securities accounted for using the equity method		111,407		98,812
Gain on disposal of available-for-sale securities		182,325		319,534
Gain on disposal of held-to-maturity securities		—		216
Gain on disposal of securities accounted for using the equity method		1,764		—
Reversal of impairment loss on available-for-sale securities		84,443		7,422
Gain on sale of loans		36,311		81,743
Others		258,186		211,626

	(Won)	689,085	(Won)	734,695

	2006		2005
Non-operating expenses:
Loss on disposal of tangible assets	(Won)	2,687	(Won)	4,197
Impairment loss on tangible assets		5,580		10,839
Loss on valuation of securities accounted for using the equity method		2,813		6,466
Loss on disposal of available-for-sale securities		15,283		19,199
Impairment loss on available-for-sale securities		124,266		98,025
Severance benefits for voluntary resignation		13,041		255,615
Loss on sale of loans		17,222		16,396
Others		155,822		111,527

	(Won)	336,714	(Won)	522,264

24.	INCOME TAX EXPENSE:

(1)	The differences between pretax accounting income and taxable income pursuant to Korean Corporate Income Tax Law for the years ended December 31, 2006 and 2005 are summarized as follows (Unit: In millions):

	2006				2005
Income before income tax			(Won)	3,424,086			(Won)	3,228,253
Taxable and non-deductible items:
Temporary difference	(Won)	1,650,033			(Won)	3,101,225
Permanent difference		1,272,701		2,922,734		697,896		3,799,121

Deductible and non-taxable items:
Temporary difference		(2,617,995)				(2,518,977)
Permanent difference		(651,176)		(3,269,171)		(752,789)		(3,271,766)

Taxable income			(Won)	3,077,649			(Won)	3,755,608

(2)	Reconciliation items between accounting income and taxable income pursuant to the Corporate Income Tax Law of Korea for the years ended December 31, 2006 and 2005 are as follows (Units: In millions):

	2006				2005
	Temporary difference		Permanent difference		Temporary difference		Permanent difference

Taxable and non-deductible items:
Loss (Gain) on fair value hedges	(Won)	58,096	(Won)	—	(Won)	3,502	(Won)	—
Other allowances		776,661		—		900,606		—
Accrued interest		349,024		—		309,506		—
Tangible asset impairment losses		15,535		—		11,466		—
Deferred loan organization fee and cost		52,025		—		48,889		—
Interest on ELD		13,936		—		30,517		—
Stock options		42,754		—		46,905		—
Allowance for possible losses on acceptances and guarantees		18,772		—		10,141		—
Loss (Gain) on valuation of financial derivatives		94,654		—		137,573		—
Goodwill		78,345		—		78,345		—

	2006				2005
Accounts	Temporary difference		Permanent difference		Temporary difference		Permanent difference
Present value discount		1,370		—		1,713		—
Dividends from SPC		17,373		—		129,223		—
Others		131,488		1,272,701		1,392,839		697,896

	(Won)	1,650,033	(Won)	1,272,701	(Won)	3,101,225	(Won)	697,896

Deductible and non-taxable items:
Loss (Gain)on fair value hedges	(Won)	62,843	(Won)	—	(Won)	58,096	(Won)	—
Other allowances		875,835		—		635,910
Allowance for loan losses		37,626		—		50,920		—
Accrued interest		431,301		—		352,537		—
Tangible asset impairment losses		11,466		—		2,296		—
Deferred loan organization fee and cost		126,531		—		52,025		—
Interest on ELD		25,737		—		41,937		—
Stock options		46,905		—		29,613		—
Allowance for possible losses on acceptances and guarantees		10,141		—		1,150		—
Loss (Gain) on valuation of financial derivatives		5,512		—		94,654		—
Present value discount		1,713		—		4,279		—
Dividends from SPC		89,177		—		—		—
Others		893,208		651,176		1,195,560		752,789

	(Won)	2,617,995	(Won)	651,176	(Won)	2,518,977	(Won)	752,789

(3)	Changes in cumulative temporary differences for the year ended December 31, 2006, and deferred income tax assets (liabilities) as of December 31, 2006 are as follows (Unit: In millions):

	2006
	Beginning balance (*)		Deduction		Addition		Ending balance
(Deductible temporary differences)
Other allowances	(Won)	900,625	(Won)	875,835	(Won)	776,661	(Won)	801,451
Allowance for loan losses		37,626		37,626		—		—
Tangible asset impairment losses		11,466		11,466		15,535		15,535
Interest on ELD		31,108		25,737		13,936		19,307
Stock options		46,905		46,905		42,754		42,754
Allowance for possible losses on acceptances and guarantees		10,141		10,141		18,772		18,772
Present value discount		1,713		1,713		1,370		1,370
Dividends from SPC		268,685		80,803		17,373		205,255
Allowance for repurchase SPC		80,204		—		—		80,204
Others		396,882		59,697		128,360		465,545

		1,785,355		1,149,923		1,014,761		1,650,193

The exclusion of deferred income tax assets:
Other allowances		—						7,238
Dividends from SPC		268,685						205,255
Allowance for repurchase SPC		80,204						80,204
Others		57,611						72,556

		1,378,855						1,284,940
Statutory tax rate		27.5%						27.5%

Deferred income tax assets	(Won)	379,185					(Won)	353,359

	2006
	Beginning balance (*)		Deduction		Addition		Ending balance
(Taxable temporary differences)
Loss (Gain) on fair value hedges	(Won)	(58,096)	(Won)	(58,096)	(Won)	(62,843)	(Won)	(62,843)
Accrued interest		(349,024)		(349,024)		(431,301)		(431,301)
Deferred loan organization fee and cost		(52,025)		(52,025)		(126,531)		(126,531)
Loss (Gain) on valuation of financial derivatives		(94,654)		(94,654)		(5,512)		(5,512)
Goodwill		(378,669)		(78,345)		—		(300,324)
Dividends from SPC		—		—		(8,374)		(8,374)
Others		194,453		425,084		(405,299)		(635,930)

		(738,015)		(207,060)		(1,039,860)		(1,570,815)

The exclusion of deferred income tax liabilities:
Goodwill		(378,669)						(300,324)
Others		(44,567)						(72,406)

		(314,779)						(1,198,085)
Statutory tax rate		27.5%						27.5%

Deferred income tax liabilities	(Won)	(86,564)					(Won)	(329,473)

Net deferred income tax assets	(Won)	292,621					(Won)	23,886

(*)	The adjustment based on the final tax return was reflected in the beginning deferred income tax assets.

Changes in cumulative temporary differences for the year ended December 31, 2005, and deferred income tax assets (liabilities) as of December 31, 2005 are as follows (Unit: In millions):

	2005
	Beginning balance (*)		Deduction		Addition		Ending balance
(Deductible temporary differences)
Other allowances	(Won)	635,910	(Won)	635,910	(Won)	900,606	(Won)	900,606
Allowance for loan losses		116,934		50,920		—		66,014
Tangible asset impairment losses		2,296		2,296		11,466		11,466
Interest on ELD		41,937		41,937		30,517		30,517
Stock options		29,613		29,613		46,905		46,905
Allowance for possible losses on acceptances and guarantees		1,150		1,150		10,141		10,141
Present value discount		4,279		4,279		1,713		1,713
Dividends from SPC		131,186		—		129,223		260,409
Allowance for repurchase SPC		80,204		—		—		80,204
Others		1,521,072		1,105,444		608,841		1,024,469

		2,564,581		1,871,549		1,739,412		2,432,444

The exclusion of deferred income tax assets:
Other allowances		458						—
Dividends from SPC		131,186						260,409
Allowance for repurchase SPC		—						80,204
Others		—						59,661
		2,432,937						2,032,170
Statutory tax rate		27.5%						27.5%

Deferred income tax assets	(Won)	669,058					(Won)	558,847

	2005
	Beginning balance (*)		Deduction		Addition		Ending balance
(Taxable temporary differences)
Loss (Gain) on fair value hedges	(Won)	(3,502)	(Won)	(3,502)	(Won)	(58,096)	(Won)	(58,096)
Accrued interest		(309,506)		(309,506)		(352,537)		(352,537)
Deferred loan organization fee and cost		(48,889)		(48,889)		(52,025)		(52,025)
Loss (Gain) on valuation of financial derivatives		(137,573)		(137,573)		(94,654)		(94,654)
Goodwill		(457,014)		(78,345)		—		(378,669)
Others		(660,197)		(495,930)		(70,743)		(235,010)

		(1,616,681)		(1,073,745)		(628,055)		(1,170,991)

The exclusion of deferred income tax liabilities:
Loss on valuation on investment securities		(444,481)						—
Goodwill		(457,014)						(378,669)
Others		—						(44,567)

		(715,186)						(747,755)
Statutory tax rate		27.5%						27.5%

Deferred income tax liabilities	(Won)	(196,676)					(Won)	(205,633)

Net deferred income tax assets	(Won)	472,382					(Won)	353,214

(*)	The final tax return was reflected in the beginning deferred income tax assets

(4)	Prepaid income tax and income tax payable as of December 31, 2006 and 2005are as follows (Unit: In millions):

	2006		2005
Prepaid income tax	(Won)	617,690	(Won)	129,956
Income tax payable		845,887		1,032,011

Net income tax payable	(Won)	228,197	(Won)	902,055

(5)	Income tax expense for the years ended December 31, 2006 and 2005 is summarized as follows (Unit: In millions):

	2006		2005
Income tax currently payable	(Won)	845,887	(Won)	1,032,011
Changes in deferred tax assets		268,735		45,277
Retained earnings and other capital surplus adjustments		(167,399)		(107,785)
Income tax expense of overseas branch		4,752		6,532

	(Won)	951,975	(Won)	976,035

(6)	The statutory income tax rates applicable to the Bank, including resident tax surcharges, are 27.5 percent for the years ended December 31, 2006 and 2005, respectively. However, due to tax adjustments, the effective tax rates for the years ended December 31, 2006 and 2005 are 27.80 percent and 30.23 percent, respectively.

25.	EARNINGS PER SHARE:

(1)	Ordinary income per share and net income per share

Ordinary income per share and net income per share were calculated for common stock by dividing ordinary income and net income available to common shareholders by the weighted average number of outstanding common stock. In the event the stock options are exercised during the years ended December 31, 2005 and 2006, the outstanding common shares are calculated on the assumption that the treasury stock are disposed of on the exercised date.

Ordinary income per share and net income per share for common stock for the years ended December 31, 2006 and 2005 were computed as follows:

1)	Outstanding capital stock for the year ended December 31, 2006 was as follows:

	Number of shares	Number of shares x number of days
Number of common shares outstanding-beginning balance	336,379,116	122,778,377,340
Number of treasury stock outstanding-beginning balance	(217,935)	(79,546,275)
Sale of treasury stock	217,935	77,348,731

	336,379,116	122,776,179,796

Weighted average number of common shares outstanding: 122,776,179,796÷365 days = 336,373,095 shares

Outstanding capital stock for the year ended December 31, 2005 was as follows:

	Number of shares	Number of shares x number of days
Number of common shares outstanding-beginning balance	336,379,116	122,778,377,340
Number of treasury stock outstanding-beginning balance	(29,881,209)	(10,906,641,285)
Sale of treasury stock	29,663,274	5,945,063,364

	336,161,181	117,816,799,419

Weighted average number of common shares outstanding: 117,816,799,419÷365 days = 322,785,752 shares

2)	The basic net income per share for the years ended December 31, 2006 and 2005 was as follows (Unit: In Won)

	2006		2005
Net income (ordinary income)	(Won)	2,472,111,192,678	(Won)	2,252,218,097,725
Weighted average number of common shares outstanding		336,373,095		322,785,752

Net income per share	(Won)	7,349	(Won)	6,977

Ordinary income per share	(Won)	7,349	(Won)	6,977

The ordinary income for the years ended December 31, 2006 and 2005 equals to net income because there is no extraordinary item.

(2)	Diluted ordinary income per share and diluted net income per share

Diluted net income and diluted ordinary income per share for the years ended December 31, 2006 and 2005 represent diluted net income and diluted ordinary income divided by the number of common shares and diluted securities. Stock options were considered for the computation of diluted earning per share due to their dilutive effects.

Diluted net income (ordinary income) per share for the years ended December 31, 2006 and 2005 was computed as follows (Unit: In Won):

	2006		2005
Diluted net income (ordinary income) (*1)	(Won)	2,472,111,192,678	(Won)	2,251,945,887,540
Weighted average number of common shares outstanding and diluted securities (*2)		336,375,518		322,956,583

Diluted net income per share	(Won)	7,349	(Won)	6,973

Diluted ordinary income per share	(Won)	7,349	(Won)	6,973

(*1)	For the year ended December 31, 2006, the stock options included in the diluted shares have no effect on net income because the contracted service period has expired. For the year ended December 31, 2005, the stock option right expired and the accumulated compensation cost was reversed, therefore the related cost was deducted from net income.
(*2)	For the years ended December 31, 2006 and 2005, the 2,423 shares and 170,831 shares of treasury stock combined with stock options rendered, respectively, are included in diluted shares.

26.	TRUST ACCOUNTS:

(1)	Major financial information related to the trust accounts as of and for the years ended December 31, 2006 and 2005 were as follows (Unit : In millions):

	2006		2005
Operating revenue of trust operation:
Trust fees and commissions from trust accounts	(Won)	97,141	(Won)	137,666
Commissions from early redemption in trust accounts		19		15

	(Won)	97,160	(Won)	137,681

Operating expenses of trust operation:
Losses on trust accounts	(Won)	—	(Won)	2
Interest expense on borrowings from trust accounts		48,231		30,436

	(Won)	48,231	(Won)	30,438

Assets:
Accrued receivable trust fees	(Won)	81,650	(Won)	64,480

Liabilities:
Borrowings from trust accounts	(Won)	1,281,185	(Won)	1,059,469

(2)	Trust accounts for which the Bank provided the guarantees for a fixed rate of return and/or the repayment of principal consisted of following (Unit: In millions):

	Name of fund	Book value		Fair value
Trust accounts guaranteeing the repayment of principal:	Old age pension (*1 & 2)	(Won)	13,331	(Won)	13,305
	Personal pension (*1 & 2)		2,256,483		2,230,878
	Pension trust		463,785		463,785
	Retirement trust		512,951		512,951
	New personal pension		68,648		68,648
	New old age pension		100,176		100,177

			3,415,374		3,389,744

	Name of fund	Book value		Fair value
Trust accounts guaranteeing a fixed rate of return and the repayment of principal:	Development money trust (*1)		70,464		70,478
	Unspecified monetary trust (*1)		153		153

			70,617		70,631

		(Won)	3,485,991	(Won)	3,460,375

(*1)	These funds were not stated at fair value but at book value.
(*2)	The book value is greater than the fair value, but the Bank is not obligated to pay the difference since these are yield-based dividend instruments.

27.	SEGMENT INFORMATION:

(1)	As of December 31, 2006 and 2005, the Bank’s operating segments are consumer banking, corporate banking, credit card operation, treasury operation of investment in securities (including derivatives) and funding, and other operations of general administration and trust. Geographical segment are segregated into two segments: domestic and overseas operations.

As of and for the year ended December 31, 2006, financial information on the Bank’s operating segments was as follows (Unit: In millions):

	Consumer		Corporate		Credit card		Capital market		Other		Total
Securities	(Won)	—	(Won)	222,892	(Won)	84,156	(Won)	25,946,509	(Won)	3,128,923	(Won)	29,382,480
Loans		84,258,294		55,001,230		7,608,708		2,872,625		126,325		149,867,182
Operating income before provision		2,069,608		846,108		989,343		(80,355)		522,574		4,347,278

As of and for the year ended December 31, 2005, financial information on the Bank’s operating segments was as follows (Unit: In millions):

	Consumer		Corporate		Credit card		Capital market		Other		Total
Securities	(Won)	—	(Won)	210,078	(Won)	142,527	(Won)	27,654,319	(Won)	2,543,375	(Won)	30,550,299
Loans		81,110,421		44,485,500		7,373,912		2,736,564		32,010		135,738,407
Operating income before provision		2,155,274		819,515		1,289,040		181		162,208		4,426,218

(2)	Financial information on the Bank’s geographical segments as of and for the year ended December 31, 2006 was as follows (Unit: In millions):

	Domestic		Overseas		Total
Securities	(Won)	29,382,480	(Won)	—	(Won)	29,382,480
Loans		149,481,281		385,901		149,867,182
Operating income before provision		4,331,162		16,116		4,347,278

Financial information on the Bank’s geographical segments as of and for the year ended December 31, 2005 was as follows (Unit: In millions):

	Domestic		Overseas		Total
Securities	(Won)	30,550,299	(Won)	—	(Won)	30,550,299
Loans		135,246,463		491,944		135,738,407
Operating income before provision		4,408,399		17,819		4,426,218

28.	RELATED PARTY TRANSACTIONS:

(1)	The subsidiaries of the Bank as of December 31, 2006 and 2005 were as follows:

Subsidiaries
Domestic	KB Investment Co., Ltd.
KB Futures Co., Ltd.
KB Data System Co., Ltd.
KB Asset Management Co., Ltd.
KB Real Estate Trust Co., Ltd.
KB Credit Information Co., Ltd.
KB Life Insurance Co., Ltd.
NPC 02-4 Kookmin Venture Fund
Overseas	Kookmin Bank International Ltd. (London)
Kookmin Bank Hong Kong Ltd.

(2)	The various employee benefits for the major directors for the year ended December 31, 2006 were as follows (Unit: In millions):

	Short-term employee benefits(*)		Stock option		Total
Registered officers (Standing)	(Won)	3,968	(Won)	6,220	(Won)	10,188
Registered officers (Non-Standing)		575		533		1,108

	(Won)	4,543	(Won)	6,753	(Won)	11,296

(*)	Short-term employee benefits are based on the actual payment.

(3)	Significant balances with related parties as of December 31, 2006 and 2005 were as follows (Unit: In millions):

	2006
	Assets		Allowance		Liabilities
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal)	(Won)	68,949	(Won)	—	(Won)	157,695
KB Investment Co., Ltd.		—		—		12,608
KB Futures Co., Ltd.		926		—		8,095
KB Data System Co., Ltd.		42		—		22,918
KB Asset Management Co., Ltd.		99		—		58,289
KB Real Estate Trust Co., Ltd.		862		6		549
KB Credit Information Co., Ltd.		120		—		29,462
KB Life Insurance Co., Ltd.		3,167		—		6,113
NPC 02-4 Kookmin Venture Fund		—		—		13,189
Kookmin Bank International Ltd. (London)		231,563		—		49,536
Kookmin Bank Hong Kong Ltd.		178,590		—		12,285

		484,318		6		370,739

Investee under the equity method:
Pacific IT Investment Partnership		—		—		51
Jooeun Industrial Co., Ltd.		60,858		31,677		—

		60,858		31,677		51

	(Won)	545,176	(Won)	31,683	(Won)	370,790

	2005
	Assets		Allowance		Liabilities
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal)	(Won)	57,658	(Won)	—	(Won)	128,147
KB Investment Co., Ltd.		—		—		20,096
KB Futures Co., Ltd.		1,874		—		13,899
KB Data System Co., Ltd.		50		—		14,021
KB Asset Management Co., Ltd.		114		—		21,861
KB Real Estate Trust Co., Ltd.		18,532		92		1,418
KB Credit Information Co., Ltd.		191		—		22,405
KB Life Insurance Co., Ltd.		1,620		—		793
NPC 02-4 Kookmin Venture Fund		—		—		19,327
Kookmin Bank International Ltd. (London)		247,919		—		54,436
Kookmin Bank Hong Kong Ltd.		123,460		51		24,641

		451,418		143		321,044

Investee under the equity method:
Pacific IT Investment Partnership		—		—		1,639
Jooeun Industrial Co., Ltd.		65,927		15,163		—

		65,927		15,163		1,639

	(Won)	517,345	(Won)	15,306	(Won)	322,683

(4)	Significant transactions with related parties for the years ended December 31, 2006 and 2005 were as follows (Unit: In millions):

	2006
	Revenue		Bad debt expenses		Expenses
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal)	(Won)	42,528	(Won)	—	(Won)	4,255
KB Investment Co., Ltd.		1		—		341
KB Futures Co., Ltd.		92		—		1,756
KB Data System Co., Ltd.		39		—		27,356
KB Asset Management Co., Ltd.		783		—		1,961
KB Real Estate Trust Co., Ltd.		1,424		(87)		—
KB Credit Information Co., Ltd.		234		—		69,368
KB Life Insurance Co., Ltd.		36,679		—		2
NPC 02-4 Kookmin Venture Fund		6		—		504
Kookmin Bank International Ltd. (London)		11,072		—		4,394
Kookmin Bank Hong Kong Ltd.		9,702		(46)		2,136

		102,560		(133)		112,073

Investee under the equity method:
Pacific IT Investment Partnership		—		—		11
Jooeun Industrial Co., Ltd.		—		16,514		—

		—		16,514		11

	(Won)	102,560	(Won)	16,381	(Won)	112,084

	2005
	Revenue		Bad debt expenses		Expenses
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal)	(Won)	83,019	(Won)	—	(Won)	4,440
KB Investment Co., Ltd.		—		—		623
KB Futures Co., Ltd.		25		—		1,370
KB Data System Co., Ltd.		93		—		22,752
KB Asset Management Co., Ltd.		907		—		1,030
KB Real Estate Trust Co., Ltd.		1,743		(78)		—
KB Credit Information Co., Ltd.		197		—		70,708
KB Life Insurance Co., Ltd.		30,167		—		22
NPC 02-4 Kookmin Venture Fund		7		—		518
Kookmin Bank International Ltd. (London)		7,294		(45)		4,901
Kookmin Bank Hong Kong Ltd.		6,309		—		2,092

		129,761		(123)		108,456

Investee under the equity method:
Pacific IT Investment Partnership		—		—		5
Jooeun Industrial Co., Ltd.		—		1,709		—

		—		1,709		5

	(Won)	129,761	(Won)	1,586	(Won)	108,461

29.	EMPLOYEE BENEFITS:

The Bank has employee benefits programs, such as support for rent of houses, scholarship, medical insurance, accident compensation, compensated leave, gym facilities and other benefits.

30.	CASH FLOWS:

(1)	Cash flows from operating activities are presented by the indirect method.

(2)	The cash and due from banks in the statements of cash flows for the years ended December 31, 2006 and 2005 were as follows (Unit : In millions):

	2006		2005
Cash on hand	(Won)	2,725,644	(Won)	2,683,479
Foreign currencies		151,406		150,402
Due from banks in Won		3,210,607		2,495,595
Due from banks in foreign currencies		480,649		537,941

		6,568,306		5,867,417
Restricted due from banks		(3,280,487)		(2,242,586)

	(Won)	3,287,819	(Won)	3,624,831

(3)	Significant transactions not involving cash inflows and outflows for the years ended December 31, 2006 and 2005 were as follows (Unit : In millions):

	2006		2005
Write-offs of loans and decrease of loans from principal reduction	(Won)	1,698,050	(Won)	1,988,445
Decrease in allowance for sale and repurchase of impaired loans		109,325		202,012
Changes in capital adjustments from valuation of securities		386,800		200,437
Reclassification of available-for-sale securities to held-to-maturity securities		—		60,091
Reclassification of tangible assets to intangible assets		30,035		—

31.	FINANCIAL INFORMATION OF THE FOURTH QUARTER:

The major operating results of 4th quarter in 2006 and 2005(unaudited) are as follows (Unit: In millions):

	4th quarter
	2006		2005
Operating revenue	(Won)	5,040,559	(Won)	4,389,141
Operating expenses		4,728,082		3,748,338

Operating income		312,477		640,803
Non-operating income		174,402		119,448
Non-operating expenses		176,583		134,892

Ordinary income		310,296		625,359
Extraordinary item		—		—

Income before income tax		310,296		625,359
Income tax expense		96,286		201,660

Net income	(Won)	214,010	(Won)	423,699

Net income per share	(Won)	636	(Won)	1,261

Diluted net income per share	(Won)	636	(Won)	1,260

32.	APPROVAL DATE OF FINANCIAL STATEMENTS:

Financial statements to be presented at the annual shareholders’ meeting were approved by the board of directors on February 8, 2007.

Independent Accountant’s Review Report

on Internal Accounting Control System (“IACS”)

English Translation of a Report Originally Issued in Korean

To the Representative Director of

Kookmin Bank

We have reviewed the accompanying Report on the Management’s Assessment of IACS (the “Management’s Report”) of Kookmin Bank (the “Bank”) as of December 31, 2006. The Management’s Report, and the design and operation of IACS are the responsibility of the Bank’s management. Our responsibility is to review the Management’s Report and issue a review report based on our procedures. The Bank’s management stated in the accompanying Management’s Report that “based on the assessment of the IACS as of December 31, 2006, the Bank’s IACS has been appropriately designed and is operating effectively as of December 31, 2006, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.”

We conducted our review in accordance with the IACS Review Standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform a review, objective of which is to obtain a lower level of assurance than an audit, of the Management’s Report in all material respects. A review includes obtaining an understanding of the Bank’s IACS and making inquiries regarding the Management’s Report and, when deemed necessary, performing a limited inspection of underlying documents and other limited procedures.

The Bank’s IACS represents internal accounting policies and a system to manage and operate such policies to provide reasonable assurance regarding the reliability of financial statements prepared, in accordance with accounting principles generally accepted in the Republic of Korea, for the purpose of preparing and disclosing reliable accounting information. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness of IACS to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that the Management’s Report referred to above is not fairly stated, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.

Our review is based on the Bank’s IACS as of December 31, 2006, and we did not review its IACS subsequent to December 31, 2006. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in the Republic of Korea and may not be appropriate for other purposes or for other users.

March 2, 2007

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Audit Committee of Kookmin Bank

I, as the Internal Accounting Control Officer (“IACO”) of Kookmin Bank (“the Company”), assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2006.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2006, in all material respects, in accordance with the IACS standards.

February 26, 2007

, Internal Accounting Control System Officer

  /s/ Kap Shin

  CFO/Senior EVP, Executive Director

, President and Chief Executive Officer

  /s/ Chung Won Kang

Exhibit 99.2

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2005

	Korean Won
	2006		2005
	(In millions)
ASSETS

Cash and due from banks	(Won)	6,688,977	(Won)	5,942,996
Securities		32,588,135		33,479,132
Loans		150,017,861		135,821,846
Fixed assets		2,512,885		2,441,612
Other assets		7,107,020		5,217,136

	(Won)	198,914,878	(Won)	182,902,722

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Deposits	(Won)	133,296,975	(Won)	129,615,589
Borrowings		13,804,393		13,328,397
Debentures		24,982,506		16,547,987
Other liabilities		11,702,943		10,960,517

		183,786,817		170,452,490

SHAREHOLDERS’ EQUITY
Common stock		1,681,896		1,681,896
Capital surplus		6,274,831		6,269,599
Retained earnings (Net income of (Won)2,458,260 million for the year ended December 31, 2006 and (Won)2,241,055 million for the year ended December 31, 2005)		6,241,912		3,967,535
Capital adjustments		885,141		492,589
Minority interests		44,281		38,613

		15,128,061		12,450,232

	(Won)	198,914,878	(Won)	182,902,722

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean Won
	2006		2005
	(In millions except per share amounts)
OPERATING REVENUE:
Interest income:
Interest on due from banks	(Won)	34,036	(Won)	28,977
Interest on securities		1,505,053		1,260,527
Interest on loans		10,678,249		10,160,065
Other interest income		50,065		41,641

		12,267,403		11,491,210

Commission income		1,379,420		1,163,695

Other operating income:
Gain on disposal of trading securities		60,242		103,953
Gain on valuation of trading securities		9,076		—
Dividends on trading securities		3,135		4,998
Dividends on available-for-sale securities		4,789		3,431
Gain on foreign exchange trading		245,217		253,907
Fees and commissions from trust accounts		125,786		110,507
Gain on financial derivatives trading		4,422,217		3,655,079
Gain on valuation of financial derivatives		935,246		1,153,294
Gain on valuation of fair value hedged items		35,828		56,144
Other operating income		109,403		46,739

		5,950,939		5,388,052

Insurance revenue		386,944		244,001

Total operating revenue		19,984,706		18,286,958

OPERATING EXPENSES:
Interest expenses:
Interest on deposits		3,543,984		3,281,112
Interest on borrowings		658,232		384,892
Interest on debentures		1,139,073		1,034,472
Other interest expenses		50,757		30,650

		5,392,046		4,731,126

Commission expense		484,030		349,379

Other operating expenses:
Loss on disposal of trading securities		51,350		99,142
Loss on valuation of trading securities		—		13,536
Provision for possible loan losses		1,028,465		1,029,445
Provision for acceptance and guarantee losses		8,931		9,008
Loss on foreign exchange trading		296,771		237,443
Loss on financial derivatives trading		4,082,692		3,577,462
Loss on valuation of financial derivatives		1,015,782		1,096,714
Loss on valuation of fair value hedged items		31,517		1,336
Other operating expenses		802,196		800,340

		7,317,704		6,864,426

General and administrative expenses		3,304,474		3,031,958

Insurance expense		385,897		221,483

Total operating expenses		16,884,151		15,198,372

(Continued)

KOOKMIN BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean Won
	2006		2005
	(In millions except per share amounts)
OPERATING INCOME	(Won)	3,100,555	(Won)	3,088,586
NON-OPERATING INCOME		640,225		697,038
NON-OPERATING EXPENSES		299,727		526,598

ORDINARY INCOME		3,441,053		3,259,026
EXTRAORDINARY ITEM		—		—

INCOME BEFORE INCOME TAX		3,441,053		3,259,026
INCOME TAX EXPENSE		974,047		1,006,052

NET INCOME BEFORE MINORITY INTERESTS		2,467,006		2,252,974
MINORITY INTERESTS, GAIN		8,746		11,919

NET INCOME	(Won)	2,458,260	(Won)	2,241,055

ORDINARY INCOME PER SHARE (In currency units)	(Won)	7,308	(Won)	6,943

NET INCOME PER SHARE (In currency units)	(Won)	7,308	(Won)	6,943

DILUTED ORDINARY INCOME PER SHARE (In currency units)	(Won)	7,308	(Won)	6,938

DILUTED NET INCOME PER SHARE (In currency units)	(Won)	7,308	(Won)	6,938